UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2025

Alternative Ballistics Corporation

(Exact name of issuer as specified in its charter)

Nevada	85-2764555
(State of other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

5940 S. Rainbow Blvd.

Las Vegas, Nevada 89118

(Address, including zip code of principal executive office)

619-326-4411

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Part II.

Unless the context otherwise indicates, when used in this Annual Report on Form 1-K (this “Annual Report”), the terms “the Company,” “we,” “us,” “our” and similar terms refer to Alternative Ballistics Corporation, a Nevada corporation. We use a twelve-month fiscal year ending on December 31st. In a twelve-month fiscal year, each quarter includes three-months of operations; the first, second, third and fourth quarters end on March 31st, June 30th, September 30th, and December 31st, respectively.

The information contained on, or accessible through, our website at www.alternativeballistics.com are not part of, and are not incorporated by reference in, this Annual Report.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors.” Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Annual Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Annual Report, whether as a result of new information, future events or otherwise.

You should read thoroughly this Annual Report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements including those made in Risk Factors appearing elsewhere in this Annual Report. Other sections of this Annual Report include additional factors which could adversely impact our business and financial performance. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this Annual Report, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

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Item 1. Business

Overview

Alternative Ballistics Corporation is a next generation less-lethal technology company that specializes in the production and distribution of a less-lethal impact round known as The Alternative® designed for the law enforcement industry. After several years of R&D, we completed an extensive series of ballistics testing of The Alternative® in the fourth quarter of 2022. In the first quarter of 2023, we completed our comprehensive training program with the recommendations based on ballistics data gained from the tests and introduced our product to the market through ongoing pilot programs with U.S. police departments and contracting internationally with agencies in foreign markets.

The technology that we designed is a bullet capture device that attaches to an officer’s service weapon. It was developed by a group of diverse individuals from law enforcement, military, and business backgrounds with the mission to design an effective tool to resolve certain types of “potential” lethal situations with a less-lethal force option that not only provides a de-escalation tool for the officer to attempt to preserve a life, but one that also optimizes the responding officer’s safety.

The Alternative® has evolved with multiple iterations over several years and is backed by several U.S. patents with patent applications filed in 16 additional countries through a combination of direct filings and subsequent filings through the PCT Application process. The current product iteration represents the safest, most accurate, and most effective model in the product’s history and has gone through several rounds of extensive ballistics testing to ensure its safety and efficacy when deployed in the field. While the current iteration was designed for the professional market and is being offered to law enforcement agencies, we plan to enter the commercial market as a product offering to consumers, depending on sufficient financing.

ABC Training and Certification Program

The “ABC Training and Certification Program” was developed by our legal advisors and our team of law enforcement professionals. It is a “train the trainer” program that is conducted by our team of law enforcement trainers, where we work with a department’s training team during a one-day course that involves a classroom session with a written exam and a range session with live fire activities and live fire qualification. The purpose of the training program is to certify a department’s training team and provide the necessary training tools, such as The Alternative® User Manual, Training Slides, Lesson Plan, Written Exam, Steps for Qualification, and Sample Policy. The program focuses on proper use and deployment protocols, including safe handling procedures and proper attachment, developing muscle memory for efficient deployment, and procedures to mitigate any associated risks. Every officer must complete the ABC Training and Certification Program, which is as important as the technology itself, before qualifying to carry The Alternative® on duty, and officers will be required to requalify at minimum on an annual basis while department trainers will be recertified on a bi-annual basis.

We plan to generate revenue from our training program and the initial sale of equipment, i.e., The Alternative® units and holsters. We plan to generate recurring revenue from the bi-annual recertification required for department trainers, replenishment of equipment after it is deployed, ongoing training equipment, and the equipment needed for annual requalification. Our target market includes law enforcement agencies at the local, state, and federal levels, military police, private security agencies, international law enforcement, and security agencies, and potentially the commercial market for consumers in the future.

Our Product

The Alternative® is a blunt force impact device that consists of a specialized alloy projectile, which is mounted onto the front of a bright orange docking unit, stored in an easily accessible pouch that fits on a duty belt, and uses an officer’s service weapon as its deployment platform. When being deployed, the unit is removed from the holster and attaches to the top of the firearm within seconds.

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Once the weapon is fired, the bullet welds inside the projectile becoming one unit, and the new munition is propelled toward the target by the bullet’s kinetic energy. The docking unit will then automatically eject from the firearm, returning the weapon to its normal function as it cycles in a new round and is instantly ready for follow up with lethal force, if necessary. This feature allows the officer to remain in control of the situation, as The Alternative® projectile travels downrange at approximately 210 to 225 feet per second (fps), or roughly 20% of the speed of a normal bullet, impacting the targeted individual with non-penetrating energy. Ballistics testing data has determined that The Alternative® is expected to incapacitate an individual, while posing very little risk of death or critical injury.

The Alternative® is compatible with the most used firearms in U.S. police departments, such as the Glock 17, 19, 45, and pre-Gen 5 series of Glock 22 and 23. It is also compatible with the Sig Sauer P320, Smith & Wesson M&P, Taurus TH9, Springfield Echelon and CZ P-10, and the projectile is compatible with 9mm and .40 caliber ammunition. New docking unit molds can be designed and built for most semi-automatic pistols based on an appropriate level of demand.

Our Mission

We believe The Alternative® can play a critical role in the concept of a less-lethal community, where innovators work toward the common goal of addressing use of force challenges in modern policing. We believe that the use of less-lethal technologies, such as The Alternative® when applicable, not only has the potential to save lives while protecting officers but can also build trust between law enforcement and the communities that they serve and protect.

Our mission is simple, which is to save lives and protect officers in the line of duty. To do this, we intend to partner with law enforcement agencies throughout the world to equip and train officers with The Alternative® as an efficient and effective option.

Our Market Opportunity

Professional Market

We are in the LLA market of the law enforcement industry, although The Alternative® is technically not classified as ammunition by the Bureau of Alcohol Tobacco and Firearms. See “Commercial Market” below. This is a niche market with multiple tools and options available to officers for the deployment of various types of tools designed to temporarily incapacitate, stun, or cause temporary discomfort to a person without penetrating the body. Less-lethal technologies are continuously evolving, and law enforcement agencies are generally open to reviewing data, scheduling demonstrations, or procuring ammunition samples to conduct their own internal testing, which is influencing the growth of the LLA global market.

The LLA global market was estimated at $890 million in 2024 and projected to have grown to around $1.1 billion in 2025, growing at a CAGR of roughly 4.3% to 5.3%. By 2029-2030, the market size is expected to exceed previous estimates of $1.2 billion by 2030, which is now projected to grow to roughly $1.36 billion - $1.43 billion in the same time frame. Looking further, the market is projected to expand significantly to $4.6 billion in 2035 with a CAGR of 16.2% during the forecast period 2025-2035.1 The common types of weapons in this market are shotguns and launchers deploying multiple types of ammunition, such as rubber bullets, bean bag rounds, polyethylene/plastic bullets, and paintballs, and the end users are law enforcement, military, and security companies. Researchers have formulated several testing methodologies, which help in assessing less-lethal kinetic energy munitions, and the results from these tests are presented to end users to enable the assessment and informed decision-making in the procurement process.

The rubber bullets segment continues to lead the market in 2024.2 These types of bullets are the most conventional less-lethal projectiles used by most peacekeeping agencies across the globe. The law enforcement end-user segment led the market and accounted for more than 58% share of the global revenue in 2024.3 Law enforcement agencies are looking for ways to reduce the risk of fatalities during various types of encounters, including with protesters and irritants during crowd control operations around the world.

1 Less Lethal Ammunition Market, By: Abbas Raut, Sejal Akre, Market Research Future,April 2026.

2 Id.

3 Id.

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North America dominated the LLA market with approximately 45% of the global share in 2024, and the U.S. is the major contributor to LLA sales in North America,4 since it exhibits a high defense-spending budget every year, thereby leading to a higher procurement of LLA for its law enforcement and military agencies. Europe witnessed significant growth and accounted for roughly 30% of the global share. Asia Pacific held about 20%, and the Middle East and Africa held about 5% of the global market. The market drivers include increased focus on public safety, growing demand for less-lethal options, rising awareness of human rights, technological innovations in ammunition, and regulatory support for less-lethal solutions. Asia Pacific is expected to witness notable growth over the 2030 forecast period with factors, such as the rise in China’s defense spending and the increase of political disputes and civil disorder in parts of India, that are expected to drive the demand for less-lethal ammunition this region. Middle East Asia is expected to witness the fastest CAGR of 7.8% over the 2030 forecast period,5 owing to a notable rise in crime rates in countries such as South Africa, Kenya, Nigeria, and Papua New Guinea.

The global LLA market is witnessing an increasing trend of organic and inorganic growth through expansion and mergers and acquisitions. Companies are trying to increase their sales through acquisition, investment, and innovation, and expanding capacities to facilitate the respective markets.

On a domestic level, the U.S. target markets include federal, state, and local law enforcement agencies, of which there are over 18,000 agencies, which include almost 700,000 full-time law enforcement officers combined.6 At the state level, we look to contract with state police and state highway patrol, and at the local level, we aim to contract with municipal, county, tribal, and regional police departments. At the deputy sheriffs’ level, the goal is to contract with patrol and correctional facilities. At the federal level, we look to contract with DHS agencies, such as Border Patrol, ICE, and Secret Service; also with DOJ agencies, such as ATF, DEA, FBI, U.S. Marshals, and the Federal Bureau of Prisons; with Department of Interior agencies, such as the Bureau of Land Management, U.S. Park Rangers, and the U.S. Park Police; and finally the Legislative Branch to contract with the U.S. Capitol Police.

We have taken various steps to launch our product in the LLA global market, which include ballistic testing to achieve compliance with industry standards for impact energy, establishing training protocols and deployment guidelines, and receiving product classification from the ATF. The first steps, with regard to ballistics testing, involved R&D to assess the functionality of the device including velocity, precision, and impact energy. The first round of tests was completed in June 2021, and additional tests were conducted throughout 2022. The testing methodologies and results are described in greater detail in the following sections, ‘Our Competitive Strengths’ and ‘Thorough Ballistics Testing of The Alternative®,’ and in the Sydor Technologies Report, attached as Exhibit 99.2.

Upon completion of the tests, we submitted a formal request to the ATF for product classification, which the Company received in August 2023 ruling that the product is not a controlled device under the agency’s regulatory purview over ammunition, firearms, and destructive devices. This ruling is further discussed in the ‘Product Classification’ section to follow, which explains how we expect the alleviation of licensing requirements on domestic sales and the removal of manufacturing restrictions to mitigate regulatory obstacles, which could have otherwise impeded our business objectives if the product was classified as ammunition and scheduled to be under the agency’s regulatory control.

The test results guided the process by which our team created our training program, established deployment guidelines, safe handling procedures, and optimal range. Our training program was designed by our team of law enforcement professionals and follows best practices in the law enforcement industry with a format and qualification cadence that is similar to other less lethal tools that are commonly used in the current market with regard to training, departments’ instructor certifications, and officers’ annual requalification.

Once the testing initiatives and training program were completed in Q2 2023, we were prepared to onboard our first pilot program with the Jackson County Sheriff’s Office in Texas. Since then, we have continued to exhibit at trade shows and have scheduled live demonstrations throughout the U.S. and Brazil. We have initiated a total of three U.S. pilot programs and have received non-binding letters of intent to purchase from a few departments in Brazil. We have remained steadfast in scheduling demonstrations with interested departments and seek to expand these efforts on a global scale by increasing the number and frequency of demonstrations, attending additional trade shows, joining national, state, and local associations, and engaging sales and distribution partners in international markets.

4 Id.

5 Id.

6 FBI; U.S. Bureau of Justice Statistics; Statista 2021.

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In preparation of our global outreach, we expanded our patent protection in 2024 to 16 countries outside of the U.S. and have filed two continuation applications in the U.S. to strengthen and allow for the expansion of our family of patents. In the international markets, we used the PCT Application process, and one of 16 countries is the EPO that includes 39 countries under its umbrella of protection. Now that we have established protection in these additional countries, we can respond to the interest that we have been receiving from these markets. The full list of our patents can be found in the Intellectual Property section to follow.

As with any new law enforcement technology, especially one that is a pain compliance tool, the rate of adoption can be slow due to initial concerns and lack of general knowledge on new products. With wider adoption and demonstrable success in the field, we expect the sales cycle to be shortened. We have experienced positive feedback from department representatives in attendance for each demonstration once officers have a better understanding of use case application and the ease of use surrounding the functionality of the device, however, department concerns, such as being the first to carry, not having enough real-world deployment data, additional training requirements, and in some instances, budgetary or political concerns, have presented material obstacles that we plan to overcome.

In 2024, we significantly enhanced our marketing efforts, improved our training presentation format, and launched special projects to build awareness of our product. This included new video and website content, new email outreach campaigns, new training materials, and video productions of live demonstrations and actual training classes. Our Chief Executive Officer volunteered to be the first human to stand downrange and take a live shot from The Alternative®, which was documented as a professional video production, and as a further human effects study, we commissioned a video of live shots on an organic ballistic torso to demonstrate the safety and viability of our device. In all instances, The Alternative® performed as intended, and as a result of our team’s marketing efforts this year, we have significantly enhanced the interest in our product in the U.S. and abroad.

Commercial Market

We intend to introduce our flagship product to civilians in the commercial market under the newly trademarked name, The Home Defense™, with the aim of making firearms safer and the goal of reducing gun deaths, specifically those caused by semi-automatic pistols. Whether it is an accidental round fired by a minor in the home or a deployment of lethal force in a self-defense encounter, The Home Defense™ exists to provide a potential alternative to fatal outcomes in these types of incidents.

We are aware that the U.S. makes up the largest global market of personally owned firearms, but it is difficult to know the exact count, however, some estimates from years ago7 have put the total number of guns in the U.S. higher than the total number of citizens. Based on recent reports, we can see that the last several years during and after the pandemic were record-breaking for firearms sales8 where Americans purchased approximately 60 million firearms from 2020 to 20229 with semi-automatic pistols being the most purchased.

Historically, rifles and shotguns have outsold pistols, but that began to change in the 1990s when a cultural shift saw more gun owners purchase firearms for self-protection10 rather than for sport or hunting. From 2019 to 2021, U.S. gun manufacturers produced almost double the number of semi-automatic pistols to the amount of rifles, at approximately 15 million compared to approximately 9 million,11 respectively. During this timeframe, predominantly as a response to events during the pandemic and a desire to protect life and property, if necessary, it is reported that 18% of U.S. households purchased firearms, and these related sales increased the number of armed homes to 46% up from 32% pre-pandemic.12

7 There are now more guns than people in the United States, Christopher Ingraham, The Washington Post, October 2015.

8 How Many Guns Are Circulating in the U.S.?, Jennifer Mascia and Chip Brownlee, The Trace, March 2023.

9 Americans bought almost 60 million guns during the pandemic, Daniel De Visé, The Hill, April 2023.

10 Fear of Other People Is Now the Primary Motivation for American Gun Ownership, a Landmark Survey Finds, Kate Masters, The Trace, September 2016.

11 The Trace: Gun Production from 1899 to Present.

12 Americans bought almost 60 million guns during the pandemic, Daniel De Visé, The Hill, April 2023.

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The civilian less-lethal and self-defense weapons market represents a rapidly growing commercial opportunity, driven by increasing consumer demand for personal safety solutions amid rising urban safety concerns and crime rates. According to a January 2026 report by Research and Markets, the global market is projected to grow from approximately $4.06 billion in 2026 to $5.3 billion by 2030, reflecting a compound annual growth rate (CAGR) of 6.9%. Growth is being fueled by continued innovation in compact and multi-functional non-lethal devices, expansion of e-commerce distribution channels, and increasing adoption of less-lethal options by both civilians and private security personnel. The report also highlights rising interest in home-defense-oriented products, smart-enabled safety devices, and solutions that reduce the risk of fatal outcomes, underscoring a favorable market environment for products such as The Home Defense™.

Source: Civilian Less Lethal and Self Defense Weapons Research Report 2026, Research and Markets, January 2026

Our goal is to leverage this prime market with The Home Defense™ as a compelling tool that seamlessly transitions the consumer’s firearm into a less lethal option. The consumer product iteration is approved and we intend to launch The Home Defense™ into the U.S. guns and accessories industry as the latest innovative protective tool for home and self-defense options.

The consumer version is compatible with 9mm ammunition and the same models of firearms as the law enforcement version. In the commercial market, it is recommended that The Home Defense™ unit remain mounted to the firearm while it is safely stored in the home, where it would immediately be ready as a less-lethal option for home-defense. The recommendation of keeping the attachment mounted may also serve to make the gun safer, as mentioned above, for the possible prevention of unintentional gun deaths, which the U.S. sees on average approximately 500 per year.13

Unintentional gun deaths include a wide range of incidents, such as accidental discharge when cleaning or reloading, hunting mistakes, unintentional victims of a shootout and stray bullets, but perhaps the most preventable incidents are those involving children or young people observing or playing with a firearm in the house while unsupervised. A study looked at unintentional gun deaths in the U.S. from 2005 to 2015,14 and of the estimated 430 annual fatalities during this period, 28.3% of the incidents included playing with the gun, and 17.2% included thinking the gun was unloaded. In these incidents, the rates were highest in children and young adults, ages 10 to 29.

We have already received high interest from consumers in our product, as well as from potential distribution partners in the U.S. and abroad. To do this, we plan to start by developing, testing, and producing a consumer version of our product and engage experienced professionals with successful track records of bringing products to market in the home-defense and self-defense sectors. We believe that the Commercial Market will have less obstacles to entry, and therefore could result in a shorter sales cycle, than the Professional Market. Based on the size of the U.S. consumer market for semi-automatic pistols, compared to the number of officers in the U.S. law enforcement market, the Commercial Market could potentially represent a much larger opportunity for our product if there is a high demand by consumers.

Product Classification

In August 2023, we received a response from the ATF’s Firearm Technology Industry Services Branch (“FTISB”) for our request for a product classification of The Alternative®. The ATF refers to the Bureau of Alcohol, Tobacco, Firearms and Explosives, which is the federal agency responsible for investigating and preventing federal offenses involving the unlawful use, manufacture, and possession of firearms and explosives. The ATF also regulates, via licensing, the sale, possession, and transportation of firearms, ammunition, and explosives in interstate commerce. The FTISB is a branch of the ATF that is responsible for classifying firearms and ammunition, which concluded that The Alternative® does not constitute ammunition, as defined by the Gun Control Act of 1968 (“GCA”), is not a firearm, as defined by the GCA, and not a destructive device as defined by the National Firearms Act of 1934 (“NFA”) and is therefore not a listed product under the GCA or NFA. The conclusion reached by the FTISB, may remove critical restrictions related to various initiatives, such as manufacturing, importing/exporting, selling, and distribution, which we believe will have a significant positive impact for our growth efforts in the professional and commercial markets. For example, if The Alternative® would have been classified as a listed product, we would not be able to import components from certain countries designated with a weapons embargo. If The Alternative® was a listed product, we would also be required to carry specific ammunition licensing for the sale of our product in the professional and commercial markets, and only licensed distributors would be able to resell our product. While this ATF ruling allows us to sell the product in interstate commerce without licensing under the GCA or NFA, other countries may consider the product to be a controlled device by their regulatory bodies, where we may be subject to certain licensing requirements in those foreign markets to sell the product. A copy of the “ATF Final Opinion on The Alternative® Product Classification” is attached as an exhibit to this Annual Report.

In June 2025, the Company received a response from the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”) regarding its May 2025 request for a commodity classification for The Alternative®. BIS determined that the product is classified as EAR99 and is eligible for export to most end users under No License Required (“NLR”) to most destinations, except for certain countries and restricted end users where a license is required. This classification is expected to materially reduce the regulatory burden associated with export licensing and support the Company’s international expansion by streamlining export processes and minimizing shipment-by-shipment licensing requirements.

13 How Often Are Guns Involved in Accidental Deaths?, Jennifer Mascia, The Trace, December 2022.

14 Unintentional firearm deaths in the United States 2005–2015, Sara J. Solnick and David Hemenway, Injury Epidemiology Journal, 2019.

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Our Competitive Strengths

The Alternative® is a unique less lethal tool that is currently available to officers in the marketplace. We believe that our technology fills a critical safety gap in situations where officers encounter non-compliant subjects, who are presenting a potential lethal threat with a weapon other than a gun. Under current protocols with traditional options, officers may identify these situations as a less-lethal encounter and proceed to call for back-up to arrive with an appropriate tool, such as the beanbag shotgun or 40mm less-lethal launchers, which deploy impact rounds in an effort to change the subject’s behavior and gain compliance.

The “safety gap” referenced above relates to the time that it takes for an officer to arrive and get into position before deploying a less-lethal tool, commonly referred to by law enforcement professionals as a “planned event.” Since less-lethal launchers or rifles are generally carried in the officer’s vehicle or by a designated less-lethal task group, it is not an efficient option for situations where every moment is critical and the matter of life and death hangs in the balance. We acknowledge that less-lethal launchers are essential tools in these types of situations, but they are often minutes away when seconds count.

We also acknowledge that Axon Enterprise, Inc. (“Axon”) (formerly Taser, Inc. (“Taser”)), which manufactures one of the most well-known and successful less-lethal products on the market, the Taser conducted energy weapon, has been a major catalyst in establishing and growing the global market for less-lethal products. We believe that Taser, like less-lethal launchers, is an essential tool in policing for the purpose of safely affecting arrests. However, we do not regard Taser or other types of restraint devices as our direct competitors, due to the difference in use-case applications for various threat levels.

For example, The Alternative® is an intermediate force option for situations that involve a non-firearm weapon, which has escalated to a potential lethal threat, while Taser is widely used when dealing with non-compliant subjects who are resisting arrest and are combative, but who are generally unarmed. In cases where officers have lethal cover and time to put a plan in place, Taser is often deployed as an option to gain compliance, but movement, clothing, environment, and weather can alter effectiveness. This is a factor that departments must consider when writing policy for these types of critical incidents, and it is one of the main reasons why they opt for impact weapons to effectively address an elevated threat level. In contrast to those options that need to be called to the scene, such as less-lethal launchers, The Alternative® provides a tool that is readily available to every officer by remaining holstered on the duty belt and ready to deploy within seconds rather than minutes, and as evidenced by a comparative ballistics analysis that was conducted by NTS, The Alternative® kinetic impact energy is comparable to that of the 40mm impact rounds. We believe that this “availability” and efficiency to deploy, will save lives while protecting officers, as our solution does not require the officer to transition to a separate device.

Once The Alternative® is fired by the officer, it instantly detaches from the firearm and a new round is cycled into the chamber of the service weapon, allowing the officer to immediately retain lethal force for follow up shots if necessary to stop the threat. Our goal is not to replace any current tools, but instead, we hope to provide an additional critical option that saves lives and protects officers by allowing them to respond efficiently with appropriate force and remain in control of the situation.

Our technology has undergone extensive ballistics testing, including being the first unit in June 2021 to go through the newly published standard test method ASTM E3276, in addition to Penetration Assessment of Less Lethal Munitions (PALLM) and NIJ 0101.06 (Modified) Body Armor to assess intervening materials. All tests were conducted by NTS, one of the nation’s most prominent NIJ-accredited ballistic labs. In 2022, we began working with an independent ballistics’ science firm, Sydor Technologies, to assess the level of testing performed by NTS and advise on additional tests needed to prepare The Alternative® for introduction to the market.

Through the work by Sydor, it was determined that we needed to modify the dimensions of our projectile to decrease velocity so that its impact energy aligns within the range of industry accepted levels of risk for blunt trauma. This modification resulted in reducing velocity by up to 70 feet per second (ft/s), from an average velocity of 275 to 280 ft/s down to an average velocity of 210 to 220 ft/s for the 9mm projectile and 220 to 235 ft/s for the .40 caliber projectile. All velocity testing was conducted by NTS in Belcamp, MD.

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This modification to the projectile design caused delays in getting the product to market and incurred significant cost, however, the changes were critical, and our management team did what was necessary to ensure that The Alternative® would be safe and effective for use in the field. The additional tests conducted by NTS under Sydor’s observation included another ASTM-E3276 to assess the precision, velocity, and impact energy of the newly modified projectile, in which it performed extremely well in all categories. The new projectiles were also analyzed for injury assessment that was conducted by Dr. Cynthia Bir at Wayne State University Biomedical Engineering Research facilities. The tests at Wayne State included an f-BTTR surrogate that was previously validated to respond similarly to an average size male and was able to measure the maximum viscous criterion (VCmax), a blunt trauma injury metric and correlate it with a percent risk of certain injuries. As represented in the velocity and risk of injury tables below, it is clear that the modifications to the projectile were successful based on the lower velocities and low risk of severe blunt trauma injury. Based on the results of the ballistics data, we were able to develop its deployment protocols and establish primary, secondary, and restricted target areas of the human body.

Velocity testing was conducted by NTS and the Velocity Tables above were prepared by Sydor Technologies using the velocity measurements at muzzle and at 1 meter from the target. The drag curve was then used to calculate the velocities in 5 ft increments from muzzle to 35 ft.

VCmax measurements were completed at Wayne State University, and the risk of injury percentages were prepared by Sydor Technologies. The target areas of the Human Body were prepared by Alternative Ballistics Corporation, based on the cumulative results of all ballistics tests conducted and incorporated therein into the Company’s training program.

A copy of the Sydor Ballistics Report is attached as an exhibit to this Annual Report.

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Our Historical Growth and Growth Strategy

We are pursuing a global growth strategy focused on domestic and international professional markets within the law enforcement and security sectors. Upon achieving sufficient capitalization, we intend to introduce a consumer version for broader commercial markets worldwide. To market The Alternative®, we employ a multi-channel approach that includes direct sales efforts, participation in trade shows, live demonstrations, and targeted email and digital marketing campaigns. We also leverage the professional networks of our law enforcement team and advisory board and engaged a government relations firm to enhance awareness and develop relationships at the federal, state, and local levels, as well as with national associations and federal agencies. We have established relationships with numerous law enforcement agencies across the United States that have expressed strong interest in The Alternative® and believe that adoption timelines may accelerate as larger departments deploy the product and establish operational precedent through successful domestic and international use cases.

In March 2025, we appointed a Chief Revenue Officer for International Markets to lead its global expansion initiatives. During 2025, we entered into agreements with approximately 25 distribution partners representing more than 30 countries. We implemented a structured onboarding program that included obtaining a commodity classification from the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”), which classified the product as EAR99, generally allowing exports under No License Required (“NLR”), as well as establishing logistics capabilities to support distributor fulfillment and conducting product demonstrations. In 2025, we, together with its distribution partners, conducted product demonstrations for end users in Morocco, Malaysia, Australia, Abu Dhabi, Brazil, Japan, and the Netherlands.

Domestically, we focused on opportunities in South Florida, culminating in “train-the-trainer” programs conducted with officers from Doral Police Department, Hialeah Police Department, Miramar Police Department, North Miami Police Department, Miccosukee Police Department, Bal Harbour Police Department, Miami-Dade Schools Police Department, and Miami Beach Police Department. Despite positive feedback from demonstrations and training evaluations, adoption by U.S. law enforcement agencies has progressed slowly due to factors including institutional resistance to change, operational considerations, and logistical challenges associated with implementing a novel use-of-force technology. Our primary objective remains to partner with early adopters in the United States and internationally to establish a proven track record of successful field deployments, which we believe will facilitate broader market adoption and transition us into a growth stage.

Our commercialization strategy consists of two phases:

●	Phase 1 focuses on monetization initiatives, including capital raising activities and the introduction of our products into domestic and international professional markets.
●	Phase 2 focuses on continued expansion within professional markets and the anticipated launch of a consumer version in the commercial market.

During Phase 1, we intend to pursue contracts at the local level with private security firms and municipal, county, tribal, and regional law enforcement agencies, including sheriffs’ departments across patrol, corrections, and school resource functions. At the state level, we are targeting state police and highway patrol agencies. At the federal level, we are pursuing opportunities with agencies within the Department of Homeland Security (including U.S. Customs and Border Protection, Immigration and Customs Enforcement, and the U.S. Secret Service), the Department of Justice (including the Bureau of Alcohol, Tobacco, Firearms and Explosives, Drug Enforcement Administration, Federal Bureau of Investigation Police, U.S. Marshals Service, and Federal Bureau of Prisons), the Department of the Interior (including the Bureau of Land Management, U.S. Park Rangers, and U.S. Park Police), and the legislative branch (including the U.S. Capitol Police). Phase 1 also includes international expansion efforts supported by relationships developed through U.S. Commercial Service representatives.

In Phase 2, we intend to expand further within domestic and international professional markets and to launch our consumer-focused product, The Home Defense™, for the commercial market.

As a differentiated less-lethal solution, the Company believes The Alternative® addresses a critical gap in existing use-of-force options available to law enforcement personnel. The Company believes the product has the potential to enhance officer safety, preserve life, and reduce the incidence and impact of firearm-related fatalities. While initial ballistic testing and expressed interest from domestic and international agencies are encouraging, the Company cannot predict the extent or timing of market acceptance, purchase orders, or future sales. See “Risk Factors.”

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Thorough Ballistics Testing of The Alternative®

We have had The Alternative® evaluated through extensive ballistics testing conducted by third-party, independent ballistics laboratories, including National Technical Systems (“NTS”) at its Chesapeake testing facility in Belcamp, Maryland (which has an accredited firing range approved by the National Institute of Justice (“NIJ”) and Wayne State University in Detroit, Michigan.

We also retained one of the most respected independent data assessment and measurement companies in the United States, Sydor Technologies based in Fairport, New York, to review and analyze the data collected by NTS and Wayne State University.

Our goal in this rigorous third-party testing program was to confirm with solid empirical data that The Alternative® is truly a less-lethal option for police officers to use and, in particular, when deployed at close range (defined as zero to 35 feet) in an urgent tactical situation, The Alternative® will pose only modest but acceptable risk of serious bodily injury to a subject who has to be subdued and arrested.

Such detailed ballistics testing has thus measured and verified the precision and accuracy of the projectile when aimed at a subject within certain typical tactical distances from the officer, the velocity of the projectile at those distances from the officer, the delivered energy upon impact of the projectile, and the likelihood of the projectile’s penetration of the subject’s skin and injury to any vital organs within the subject’s body.

Sydor Technologies has reviewed and assessed a good deal of our ballistics testing data and prepared a report entitled “Analysis of Results from Testing at Wayne State University.” Full copies of our ballistics test reports are attached as an exhibit to this Annual Report.

Objectives, Strategies, and Related Business Risks

Products and Services

●	Future Trends: Establish proof of concept and demonstrate the value of our technology as a viable less-lethal application for the law enforcement industry.
●	Expectations: We expect that our technology can be recognized as a unique solution that fills a critical safety gap and provides an effective option for officers that has not been possible until now.
●	Objectives: Our goal is to establish proof of concept via pilot programs with several U.S. police departments and to generate revenue through full-paying contracts in the U.S. and abroad.
●	Strategies: Building infrastructure and workflows in our operations to create repeatable practices and provide scalability for growth.

Marketing and Revenue

●	Future Trends: Work with partners to build brand awareness domestically and internationally.
●	Expectations: Continue to expand awareness and a strong following through multiple marketing campaigns, including through our law enforcement team’s professional credibility and expansive network, at the political level through our government relations firm, at the customer level through our media partners, at the global level through our international affiliates and distributors, and at the general public level through our social media campaigns, all of which may translate to revenue and gaining a foothold in the industry.
●	Objectives: Establish best in class marketing team to articulate our mission of saving lives and illustrate our vision for safer communities through law enforcement’s adoption of The Alternative®.
●	Strategies: Leverage our law enforcement team’s professional credibility and expansive network, our government relations firm for awareness at the congressional level, our media partners to build interest at the customer level (departments and agencies), our international affiliates and distributors for global expansion, and social media campaigns to build awareness with the general public.

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Research and Development

●	Future Trends: Continue investing in R&D to expand firearm compatibility and a launch of the consumer model for the commercial market.
●	Expectations: Strengthen our training program, expand our law enforcement team, and establish demand based on successful training and deployments.
●	Objectives: Utilize ongoing R&D initiatives to maximize product efficacy and safety.
●	Strategies: Continue working with our ballistics teams at NTS, Sydor Technologies, and Wayne State University for ongoing tests and data analysis on new models.

Technology

●	Future Trends: Protect our current IP and expand our IP portfolio through additional U.S. patents and international protection; ongoing product testing, and implementation of automated assembly process.
●	Expectations: As we become known in the market and potentially expand globally, we will continue to conduct thorough testing, develop new designs for firearm models, and develop processes to enhance scalability.
●	Objectives: Be prepared to aggressively prosecute and enforce our IP protection, and for scalability, we will eventually need to implement an automated assembly process.
●	Strategies: Strengthen and expand our IP portfolio on a domestic and international scale, including the prosecution of new patents and the enforcement and litigation of our patents, should the need arise; automated assembly to yield an increase in productivity resulting in 20 units per minute on a sustained basis.

Business Expansion or Restructuring

●	Future Trends: Create models for additional types of firearms in the law enforcement industry and models for the consumer market; ATF’s FITSB report (see “Our Business—Commercial Market,”) allows us to operate with limited manufacturing or selling/distribution restrictions; as we grow internationally, we may look to establish manufacturing in-country in given regions, however, product classifications in other countries may differ from the ATF’s FITSB product classification ruling. See “Risk Factors.”
●	Expectations: New models of firearms may gain popularity and the consumer market is significantly larger than the law enforcement segment of the professional market; we may be able to sell a consumer version as eCommerce, through distributors, and/or through general retail/sporting goods stores. If growth and margins can be optimized by a local presence, we would consider establishing operations in-country where there is high demand and opportunity for expansion.
●	Objectives: Optimize all manufacturing and sales initiatives; with additional capital, we can begin development on docking molds for firearms that are gaining popularity in the law enforcement industry; begin plans to launch the consumer version in the commercial market; and look for ways to optimize growth and margins with regard to production and order fulfillment.
●	Strategies: Work with design engineering teams to stay current on popular firearm models and establish cost effective methods to build new molds, and maximize production, fulfillment, and shipping strategies domestically and internationally.

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Employment or Compensation

●	Future Trends: We intend to scale relative to revenue growth, which we expect to result in the strategic hiring of key personnel in the areas of sales, marketing, operations, IT, accounting, legal, administration, and regional law enforcement representatives.
●	Expectations: The capacity to sustain key employees, as well as diversify and expand personnel, should result in our ability to maintain a full-time staff.
●	Objectives: Execute on growth initiatives in order to attract top tier talent to enhance our goals and objectives; this includes expanding our advisory board and independent board of directors with high level professionals with entrepreneurial, law enforcement, political, and business backgrounds.
●	Strategies: Align employment and compensation objectives to complement our vision and execution of our growth initiatives and to enhance our public appearance through strategic hiring.

Manufacturing and Production

We are currently able to manufacture the projectiles both domestically and internationally. The docking units are currently manufactured domestically. While there can be no guarantees regarding product costs and/or suppliers, our team continues to explore contingency options, should any disruptions occur with our current suppliers. We outsource via contract manufacturing (“CM”) to multiple vendors so that we limit our reliance on a sole source.

We have multiple suppliers for each component of our platform, which includes the alloy projectile, the plastic docking unit, and the custom holster. Once the projectiles and docking units are produced, we have an in-house assembly and shipping operation. Our goal is to have a significant volume of product ready to supply departments with necessary quantities in a timely manner, however, the volatility of the shipping industry, including freight and fuel costs, backlog, and delays may adversely impact our manufacturing, production, and supply operations.

Competition

Based on the LLA market in 2022 with a size of $850 million,15 some of the leading competitors in the space include, but are not limited to Combined Systems, Inc.; Amtech Less Lethal Systems; Nonlethal Technologies, Inc.; Wrap Technologies, Inc.; and Axon. Unlike us, these companies are not start-up companies and have significant operations and historical data upon which to evaluate their businesses.

All aforementioned companies produce standalone devices. In contrast, The Alternative® attaches to the firearm (an already held device on an officer’s duty belt), giving an operator the flexibility of a multi-purpose tool. We believe that this key differentiator allows us to not compete for market share but rather carve out a new segment of the market for our next generation technology.

15 Overview, Sejar Akre, Market Research Future, July 2023.

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Intellectual Property

Patents

The following table gives details of our existing patents. In September 2020, we acquired the LP. Upon completion of the acquisition, the first four patents in the table below were transferred and assigned to us as the new owner of all rights to the intellectual property. In December 2021, we filed a new utility patent that was issued in January 2023 as patent number 11566876, which has since been directly filed in several other foreign markets as listed below, including a PCT Application that was filed in December 2022. Also in December 2022, we filed a continuation application on our latest U.S. patent, which issued in January 2023, to start a new family of patents. When the PCT filing window opened in June 2024, we filed in several new countries as listed in the table below.

Patent Application No.	Patent No.	Patent Name	Date Filed	Date Issued	Expiration Date	Location
11/353875	7526999	Less-Lethal Force Device	2/13/2006	5/5/2009	10/21/2040	USPTO
14/183455	9612074	Less-Lethal Force Device-Impact Ratio	2/18/2014	4/4/2017	7/8/2035	USPTO
14/598555 (continuation of 14/183455)	9823033	Less-Lethal Force Device-Impact Ratio	1/16/2015	11/21/2017	2/18/2034	USPTO
15/386281	10295291	Less-Lethal Force Device	12/12/2016	5/21/2019	12/30/2035	USPTO
17/644060	11566876	Bullet Capturing Ballistic Slugs	12/13/2021	1/31/2023	12/31/2041	USPTO
BR 10 2022 008832 2	102022008832-2	Bullet Capturing Ballistic Slugs	5/13/2022	1/7/2025	2/6/2042	Brazil
1-2022-02498	Pending	Bullet Capturing Slugs	5/13/2022	Pending	N/A	Vietnam
20220103403	AR127939B1	Bullet Capturing Slugs	12/13/2022	11/28/2024	12/13/2042	Argentina
2022-000260	A060137	Bullet Capturing Slugs	12/13/2022	10/24/2024	10/24/2044	Venezuela
22107593	Pending	Bullet Capturing Slugs	12/13/2022	Pending	N/A	Paraguay
PCT/US2022/81356	N/A	International Patent Application for Bullet Capturing Slugs	12/12/2022	2/1/2023 (International Artwork Search Complete)	N/A	USPTO/International Bureau
18/146953	11835322	Continuation Patent Application	12/27/2022	12/5/2023	12/13/2041	USPTO
18/499714	12188750	Continuation Patent Application	11/1/2023	1/7/2025	12/13/2041	USPTO
18/977428	Pending	Continuation Patent Application	12/11/2024	Pending	N/A	USPTO
A50485/2024	Pending	Bullet Capturing Slugs	6/13/2024	Pending	N/A	Austria
3240925	3240925	Bullet Capturing Slugs	6/12/2024	10/7/2025	12/12/2042	Canada
313532	Pending	Bullet Capturing Slugs	6/13/2024	Pending	N/A	Israel
MX/a/2024/007289	Pending	Bullet Capturing Slugs	6/13/2024	Pending	N/A	Mexico
95022-01	Pending	Bullet Capturing Slugs	6/13/2024	Pending	N/A	Panama
1120243434	Pending	Bullet Capturing Slugs	6/8/2024	Pending	N/A	Saudi Arabia
202280091539.5	Pending	Bullet Capturing Slugs	8/12/2024	Pending	N/A	China
2022413959	2022413959	Bullet Capturing Slugs	7/12/2024	11/27/2025	12/12/2042	Australia
NC2024/0009084	Pending	Bullet Capturing Slugs	7/9/2024	Pending	N/A	Colombia
22908593.1	Pending	Bullet Capturing Slugs	7/11/2024	Pending	N/A	Europe
2024/05374	2024/05374	Bullet Capturing Slugs	7/10/2024	9/25/2024	12/12/2042	South Africa

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Trademarks

The following table gives details of our existing trademarks.

Matter Number	Title	Serial No.	Registration No.	G & S
534-00003	THE ALTERNATIVE	77410543	3519634	Less-lethal projectile, namely, a rounded metal block encapsulated in rubber, discharged from a pistol to temporarily incapacitate a person
534-00004	ALTERNATIVE BALLISTICS LOGO (prior version)	85667538	4712832	Less-lethal projectile discharged from a pistol or other firearm
534-00005	ALTERNATIVE BALLISTICS LOGO 2	90411439	Pending	Amended 4/8/2022 to: Firearm attachments having a mount for attaching bullet capturing projectiles and bullet capturing projectiles, sold as a unit or individually (Originally filed as: Weaponry, namely, less-lethal projectile discharged from a pistol or other firearm)
534-00006	THE ALTERNATIVE	97/352515	Pending	Firearm attachments having a mount for attaching bullet capturing projectiles and bullet capturing projectiles, sold as a unit or individually
534-00007	ALTERNATIVE BALLISTICS	97/352517	Pending	Firearm attachments having a mount for attaching bullet capturing projectiles and bullet capturing projectiles, sold as a unit or individually
534-00008	ALTERNATIVE BALLISTICS LOGO B&W	97/352524	Pending	Firearm attachments having a mount for attaching bullet capturing projectiles and bullet capturing projectiles, sold as a unit or individually
534-00011 (Madrid System\WIPO)	THE ALTERNATIVE	1662198	1662198	Firearm attachments having a mount for bullet capturing projectiles and bullet capturing projectiles, sold as a unit
534-00011 Brazil	THE ALTERNATIVE	501662198	501662198	Firearm attachments having a mount for bullet capturing projectiles and bullet capturing projectiles, sold as a unit

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534-00011 Vietnam	THE ALTERNATIVE	1662198	1662198	Firearm attachments having a mount for bullet capturing projectiles and bullet capturing projectiles, sold as a unit
534-00012 (Madrid System\WIPO)	ALTERNATIVE BALLISTICS	1662593	1662593	Firearm attachments having a mount for bullet capturing projectiles and bullet capturing projectiles, sold as a unit
534-00012 Brazil	ALTERNATIVE BALLISTICS	501662593	501662593	Firearm attachments having a mount for bullet capturing projectiles and bullet capturing projectiles, sold as a unit
534-00012 Vietnam	ALTERNATIVE BALLISTICS	1662593	1662593	Firearm attachments having a mount for bullet capturing projectiles and bullet capturing projectiles, sold as a unit
534-00013 (Madrid System\WIPO)	ALTERNATIVE BALLISTICS LOGO B&W	1662596	1662596	Firearm attachments having a mount for bullet capturing projectiles and bullet capturing projectiles, sold as a unit
534-00013 Brazil	ALTERNATIVE BALLISTICS LOGO B&W	501662596	501662596	Firearm attachments having a mount for bullet capturing projectiles and bullet capturing projectiles, sold as a unit
534-00013 Vietnam	ALTERNATIVE BALLISTICS LOGO B&W	1662596	1662596	Firearm attachments having a mount for bullet capturing projectiles and bullet capturing projectiles, sold as a unit
534-00035	THE HD	99097386	99097386	Firearm attachments, namely, mounts for attaching a bullet capture devise to capture a bullet in a less-lethal spherical projectile; Less-lethal projectiles, namely, a bullet capturing metal sphere that uses the kinetic energy of a firearm to temporarily incapacitate a target.
534-00036	THE HOME DEFENSE	99097408	99097408	Firearm attachments, namely, mounts for attaching a bullet capture devise to capture a bullet in a less-lethal spherical projectile; Less-lethal projectiles, namely, a bullet capturing metal sphere that uses the kinetic energy of a firearm to temporarily incapacitate a target.

Human Capital

As of the date of this Annual Report, we have three full-time employees and one part-time employee. None of our employees are members of a labor union or covered by a collective bargaining agreement.

Properties

We currently do not own any real property. We lease office space at 5940 S. Rainbow Blvd, Las Vegas, Nevada 89118 for $2,152 per month for a term of one year, expiring on July 31, 2026.

Seasonality

We do not experience seasonal variations in our quarterly operating results and capital requirements.

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Legal Proceedings

Except for the following, we are not party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, prospects, financial condition, liquidity, or results of operation. However, we may from time to time after the date of this Annual Report become subject to claims and litigation arising in the ordinary course of business. One or more unfavorable outcomes in any claim or litigation against us could have a material adverse effect for the period in which such claim or litigation is resolved. In addition, regardless of their merits or their ultimate outcomes, such matters are costly, divert management’s attention, and may materially adversely affect our reputation, even if resolved in our favor.

On November 20, 2025, the Company received a Complaint for Breach of Lease and Money Damages from the landlord of the Company’s San Diego office suite for collection of rent and other expenses for an amount of “no less” than $50,000.  Counsel has been engaged to represent the Company in this matter and based on initial conversations with plaintiff’s counsel the Company anticipates to resolve this matter and settle out of court.

Risk Factors

Investing in our securities involves risks. In addition to the other information contained in this Annual Report, you should carefully consider the following risks before deciding to purchase our securities. The occurrence of any of the following risks might cause you to lose all or a part of your investment. Some statements in this Annual Report, including statements in the following risk factors, constitute forward-looking statements. Please refer to “Cautionary Statement Regarding Forward-Looking Statements” for more information regarding forward-looking statements.

Below is a summary of material risks, uncertainties and other factors that could have a material effect on the Company and its operations, these risks include, but are not limited to the following:

●	We are an early-stage start-up with no operating history, and we may never become profitable.

●	We have a limited operating history on which you can evaluate our business;

●	Our independent audit firm has expressed in its report to our audited financial statements a substantial doubt about our ability to continue as a going concern;

●	We have a history of operating losses and we cannot guarantee that we will be able to achieve or sustain profitability;

●	We expect to require additional financing in the future to continue our development. If we do not obtain such additional financing, our business prospects, financial condition, and results of operations could be adversely affected;

●	If we are unable to successfully implement our business plan for the sale of The Alternative®, our potential revenue growth could be slower than we expect;

●	We are and continue to be a “controlled company” because our Chief Executive Officer beneficially owns more than 50% of our outstanding shares of voting stock;

●	We have only developed The Alternative® for certain firearm models;

●	We are dependent on our relationships with key source suppliers for our business;

●	We rely on a limited number of third parties for shipping, transportation, logistics, marketing and sales of our products and components. A loss of any of such third-party relationships would have a material adverse effect on our operating results;

●	If we deliver products with defects, we may be subject to product recalls or negative publicity, our credibility may be harmed, market acceptance of our products may decline, and we may be exposed to liability;

●	Lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop;

●	Our business depends on maintaining and strengthening our brand and generating and maintaining demand for our products;

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●	Our products and/or services may not gain market acceptance;

●	Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense;

●	Due to our limited resources and access to capital, we must prioritize development of certain product candidates over other potential candidates. These decisions may prove to have been wrong and may adversely affect our revenues;

●	The market for LLA is in a state of rapid technological change which could have a material adverse impact on our business, financial condition, and results of operations;

●	Growth or expansion of sales of our product to schools, law enforcement, and other governmental or quasi-governmental entities may require expenditure of resources and lengthen our sale cycle;

●	Our performance is influenced by a variety of economic, social, and political factors;

●	We are subject to extensive regulation and could incur fines, penalties, and other costs and liabilities under such requirements;

●	We are exposed to operating hazards and uninsured risks that could adversely impact our operating results and financial condition;

●	If we are unable to protect our intellectual property, we may lose a competitive advantage or incur substantial litigation costs to protect our rights;

●	We have not paid dividends in the past and do not expect to pay dividends in the foreseeable future.

Risks Related to Our Business

We have a limited operating history on which you can evaluate our business.

We have a limited operating history on which you can evaluate our business. Although our corporate entity has existed since 2020, we have only produced minimal revenue. We only officially launched our “pilot program” in 2023. As a result, our business is subject to many of the problems, expenses, delays, and risks inherent in the development of a relatively new business and the integration of key personnel and infrastructure.

Our independent audit firm has expressed in its report to our audited financial statements a substantial doubt about our ability to continue as a going concern.

We have not yet begun to generate material revenues from our operations to fund our activities and are therefore dependent upon external sources for financing our operations. There is a risk that we will be unable to obtain necessary financing to continue our operations on terms acceptable to us or at all. As a result, our independent audit firm has expressed in its auditors’ report on the financial statements a substantial doubt regarding our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Future reports on our financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. If we cannot continue as a going concern, our shareholders may lose their entire investment.

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We have a history of operating losses and we cannot guarantee that we will be able to achieve or sustain profitability.

We have recorded a net loss in all reporting periods since our inception through the date of this Annual Report. Our net loss for the years ended December 31, 2025, 2024, and 2023 was $41,053,717, $15,323,704, and $36,600,438, respectively. There can be no assurance that we will not experience net losses in the future and there can be no assurance of ever achieving profitability.

We expect to require additional financing in the future to continue our development. If we do not obtain such additional financing, our business prospects, financial condition, and results of operations could be adversely affected.

We expect to require additional financing in the future to continue our development. There can be no assurance that such financing will be available at all or on favorable terms. Failure to achieve revenue may accelerate our need to seek such additional financing, which could result in delay of our development and sale of our products. Subsequent financing may dilute the ownership interest of our stockholders at the time of the financing and may dilute the value of their stock.

If we are unable to successfully implement our business plan for the sale of The Alternative®, our potential revenue growth could be slower than we expect.

The Alternative® is a new less lethal solution and it is our flagship product and its long-term adoption by the U.S. law enforcement industry, and by potential other markets including government, military, private security, and international markets, remains unknown. Among other things, production delays, excessive costs, performance failures, new legislation or regulation, competition, or negative publicity could delay or prevent its acceptance in the market and generation of revenue. In particular, negative publicity could harm our reputation, which could in turn prohibit us from marketing or otherwise commercializing The Alternative®. In addition, we have increased and may further increase our operating expenses in order to fund increases in our manufacturing, distribution, and sales and marketing efforts and increase our administrative resources in anticipation of future growth. To the extent that increases in such expenses precede or are not subsequently followed by revenues, our business, operating results, and financial condition may be materially adversely affected.

We may not be able to effectively manage our growth.

As we grow our business, a lack of demand for our products, competition, a decrease in the growth rate of our overall market, failure to develop and successfully market our products, or the maturation of our business or market could harm our business. We expect to make significant investments in additional R&D and sales and marketing, expand our operations and infrastructure, design and develop or acquire new products, and enhance our existing products. If our sales do not increase at a sufficient rate to offset these increases in our operating expenses, our profitability may decline in future periods.

Since inception, our operations have expanded rapidly and the scope and complexity of our business have increased substantially. We have only a limited history operating our business at its current scale. Key members of our management team do not have substantial tenure working together. Consequently, if our operations continue to grow at a rapid pace, we may experience difficulties in managing this growth and building the appropriate processes and controls. Continued growth may increase the strain on our resources, and we could experience operating difficulties, including difficulties in sourcing, logistics, recruiting, maintaining internal controls, marketing, designing innovative products, and meeting customer needs. If we do not adapt to meet these evolving challenges, the strength of our brand may erode, the quality of our products may suffer, we may not be able to deliver products on a timely basis to our customers, and our corporate culture may be harmed.

We are and continue to be a “controlled company” because our Chief Executive Officer beneficially owns more than 50% of our outstanding shares of voting stock.

Steven Luna, our Chief Executive Officer, currently beneficially owns approximately 61.4% of our common stock by way of his ownership of 400,000 shares of our Series A Preferred Stock, which has 100 to one voting rights with the common stock. Accordingly, the Company is a “controlled company” meaning that more than 50% of our voting power is held by a single person, entity, or group.

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Mr. Luna, as the controlling shareholder, can decide on all matters requiring shareholder approval or matters which are required to be approved by shareholders under our Bylaws by virtue of his controlling ownership of our voting stock, including the election of directors, amendment of our charter documents, and approval or disapproval of major corporate transactions, such as a change in control, a transaction with take-over effect, merger, consolidation, or sale of assets. Accordingly, our shares of common stock may be less attractive to certain investors who otherwise do not agree with Mr. Luna’s positions.

Our directors, executive officers, and significant stockholders may be able to influence us.

Our directors, executive officers, and other holders of more than 5% of our common stock, together with their affiliates, currently own, in the aggregate, 59.4% of our outstanding common stock and 100% of our voting stock. As a result, these stockholders, acting together, may have the ability to influence the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, these stockholders, acting together, may be able to influence the management and affairs of our company. Accordingly, this concentration of ownership might decrease the market price of our common stock by:

●	delaying, deferring, or preventing a change in control;
●	impeding a merger, consolidation, takeover, or other business combination involving us; or
●	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

The failure to attract and retain key personnel could have an adverse effect on our operating results.

Our success depends substantially on the efforts and abilities of our senior management and key personnel. The competition for qualified management and key personnel is intense. The loss of the services of one or more of our key personnel could materially and adversely affect our operations.

Further, our success and achievement of our growth plans depend on our ability to hire, train, and retain other highly qualified personnel. Our inability to maintain or attract qualified employees could delay the development and sale of our products, disrupt our business, and interfere with our ability to execute our business plan.

Although dependent upon certain key personnel, we do not have any key person life insurance policies on our management.

We are dependent upon management in order to conduct our operations and execute our business plan. However, we have not purchased any insurance policies with respect to any of our management in the event of their death or disability. Therefore, should any of those key personnel, management, or founders die or become disabled, we will not receive any compensation that would assist with such person’s absence. The loss of such person could negatively affect us and our operations.

Any future litigation could have a material adverse impact on our results of operations, financial condition, and liquidity.

From time to time, we may be subject to litigation including product liability claims, intellectual property claims, employment-related claims, commercial disputes, regulatory and enforcement action and stockholder class and derivative actions. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. In addition, our reputation could be adversely affected by negative publicity surrounding such events regardless of whether or not claims against us are successful. A successful claim brought against us in excess of available insurance or not covered by insurance or indemnification agreements, or any claim that results in significant adverse publicity against us, could have a material adverse effect on our business and our reputation. Furthermore, the litigation process can put material or excessive demands on the time of management and employees, interfering with performance of regular responsibilities and stressing or delaying business operations, and the outcome of litigation is inherently uncertain. Any future litigation will have a material adverse effect on our business.

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Our business depends on our ability to prevent or mitigate the effects of a cybersecurity attack.

Our information technology systems, including third-party run payment service systems, may be subject to cyber-attacks, security breaches or computer hacking including a ransomware attack encrypting corporate information technology equipment, a directed attack against us or a data breach or cyber incident happening to a third-party network and affecting us. Regardless of our efforts, there may still be a breach, and the costs to eliminate, mitigate or address the threats and vulnerabilities before or after a cyber-incident could be significant. Any such breaches or attacks could result in interruptions, delays or cessation of operations and loss of existing or potential suppliers or customers. In addition, breaches of our information technology systems or security measures (including those of our third-party partners) and the unauthorized dissemination of sensitive personal, proprietary or confidential information about our business, our business partners, customers or other third parties could expose us to significant potential liability and reputational harm, materially damage our customer and business partner relationships, and subject us to significant reputational, financial, legal, and operational consequences. Moreover, any such breach or attack could result in litigation against us by customers or other third parties whose data is compromised by any such attack. At this time, we do not carry insurance coverage against losses resulting from a breach of our information technology systems or those of our third-party partners.

Our business depends on our ability to prevent or mitigate the effects of commercial crime including theft by employees, forgery, and electronic crime.

Our internal protocols and controls cannot prevent all instances of theft, forgery, electronic crime, or other criminal activity by dishonest employees or external fraudsters. Our money, securities, and other property may be vulnerable to theft, damage, and manipulation both on our premises and in transit through a variety of criminal acts including forgery of authorized signatures on business checks, fraudulent manipulation of our computer systems, those of our third-party partners (including e-commerce and payment service systems), or those of third-party financial institution. Such activities could include an employee or hacker transferring unauthorized funds to an outside account, fraudulent electronic funds transfer instructions sent to our bank, receipt of counterfeit currency, social engineering fraud, or mismanagement or theft by persons handling funds of our qualified employee benefit plan. While we have limited coverage against forgery and employee dishonesty under our general liability policy and persons handling funds for our qualified employee benefit plan will be bonded, we do not currently have a comprehensive commercial crime insurance policy to provide broad protection from financial losses related to business-related crime. Moreover, insofar as we have limited coverage in our general insurance policy, deductibles may apply separately to related losses, a single limit may apply to a series of related losses, such coverage is likely to be inadequate to cover a material theft of this nature, particularly if a series of acts occurs over time prior to being discovered, and such coverage may not cover or be inadequate to cover certain types of losses including such indirect or consequential losses as investigative expense coverage, business interruption, loss of potential income, and legal fees, fines and penalties.

Our charter documents could make it more difficult for a third party to acquire us and discourage a takeover.

Our Articles of Incorporation, as amended, and Bylaws, as amended, contain certain provisions that may have the effect of deterring or discouraging, among other things, a non-negotiated tender or exchange offer for shares of common stock, a proxy contest for control of our company, the assumption of control of our company by a holder of a large block of common stock, and the removal of the management of our company. Such provisions also may have the effect of deterring or discouraging a transaction which might otherwise be beneficial to stockholders. Our Articles of Incorporation, as amended, also authorizes our Board of Directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Our charter documents authorizes our Board of Directors to fill vacancies or newly created directorships. A majority of the directors then in office may elect a successor to fill any vacancies or newly created directorships. Such provisions could limit the price that investors might be willing to pay in the future for shares of our common stock and impede the ability of the stockholders to replace management.

The existence of indemnification rights to our directors, officers, and employees may result in substantial expenditures by us and may discourage lawsuits against our directors, officers, and employees. We also expect to enter into contractual indemnification obligations under employment agreements with our executive officers. The foregoing indemnification obligations could result in our incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup. These provisions and resultant costs may also discourage us from bringing a lawsuit against our directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our stockholders against our directors and officers even though such actions, if successful, might otherwise benefit our company and our stockholders.

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Risks Related to our Products

We have only developed The Alternative® for certain firearm models.

Currently, the docking unit we have developed for The Alternative® is compatible with a limited selection of firearm models. To initially launch operations, we selected the most used models by the law enforcement industry, including the Glock 17, 19, and 45; Glock 22 and 23 (Pre Gen-5), Smith & Wesson M&P, CZ P-10, Springfield Echelon, Taurus TH9 and Sig Sauer P320 to produce our current docking units. However, we understand that departments may contract with other companies to supply different firearm models to their force. In this event, we may have to develop a docking unit compatible with another model sooner than anticipated. These types of changes may affect our progress, as building molds incurs significant cost for each new model that is produced.

Sales of The Alternative® depend on the continued availability of the device’s components through our current source suppliers.

We have established multiple suppliers for each of the components for The Alternative®, which are the plastic docking unit and the alloy projectile. A disruption in the availability of raw materials and/or an increase in production costs could have an adverse impact on potential future sales of The Alternative®.

We are dependent on our relationships with key source suppliers for our business.

Our future operating results depend upon our ability to obtain timely delivery of a sufficient amount with reliable quality of all components on commercially reasonable terms. Failure of a supplier’s business or consolidation within the industry could further limit our ability to purchase key components in sufficient quantities and on commercially reasonable terms. Demands of competitors, including those with larger operations and stronger bargaining power, or those willing to pay a higher price or accept lower standards, could also limit our ability to purchase key components in sufficient quantities on commercially reasonable terms. Failure of our suppliers to provide sufficient quantities of components on favorable terms, meet quality standards, or deliver components on a timely basis may occur due to industry shortages of certain raw materials or other reasons. Such failures could delay or stop our production, result in possible lost sales, and seriously threaten our liquidity and revenues.

We are dependent on the quality of parts supplied by and quality controls of our source suppliers.

The Alternative® contains two key components, and we rely on our source suppliers to deliver these materials that comply with our specifications. While we test our finished products, we use randomized statistical inspection for components and these protocols which have inherent limitations and we may miss units that do not meet specifications. If a batch of finished products passes testing, but a unit or multiple units subsequently cause operational failures, we may need to undertake product recalls or implement protocols for improved performance or safety, which could negatively impact our reputation and business. Moreover, if any such product failure resulted in a physical injury, it could also subject us to the risks of potential product liability actions.

Higher costs or unavailability of components, freight, materials, and accessories could adversely affect our financial results.

Delays caused by industry allocations, material shortages (such as plastic or resins), or obsolescence could occur in the future. Such delays may take weeks or months to resolve and may result in increased costs as well as production and product fulfillment delays. In addition, in some cases, parts obsolescence may require a product re-design to ensure quality replacement components. These delays could cause significant delays in manufacturing and loss of sales, leading to adverse effects significantly impacting our financial condition or results of operations and could injure our reputation.

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Our freight and import costs and the timely delivery of our products could be adversely impacted by a number of factors which could reduce the profitability of our operations, including: higher fuel costs; potential port closures; theft in transit; permit or customs clearance issues; increased government regulation or changes for imports of foreign products into the U.S.; delays created by terrorist attacks or threats, public health issues and pandemics and epidemics, national disasters or work stoppages; and other matters. Any interruption of supply for any material components of our products could significantly delay the shipment of our products and have a material adverse effect on our revenues, profitability, and financial condition. International or domestic geopolitical or other events, including the imposition of new or increased tariffs and/or quotas by the U.S. government on any of these raw materials or components, could adversely impact the supply and cost of these raw materials or components, and could adversely impact the profitability of our operations. Any of these events along with currently unknowable future events may impact our costs and product delivery timing and the availability and favorable pricing of materials used in our products. All of the foregoing could negatively impact our financial results.

If we are unable to successfully design and develop or acquire new products, our business may be harmed.

To maintain and increase sales we must continue to introduce new products and improve or enhance our existing products or new products. The success of our new and enhanced products depends on many factors, including anticipating consumer preferences, finding innovative solutions to consumer problems, acquiring new solutions through mergers and acquisitions, differentiating our products from those of our competitors, and maintaining the strength of our brand. The design and development of our products as well as acquisitions of other businesses are costly and we typically have several products in development at the same time. Problems in the design or quality of our products, or delays in product introduction, may harm our brand, business, financial condition, and results of operations.

We rely on a limited number of third parties for shipping, transportation, logistics, marketing and sales of our products and components. A loss of any of such third-party relationships would have a material adverse effect on our operating results.

We rely on third parties to ship, transport, and provide logistics for our products and components. Our dependence on a limited number of third parties for these services leaves us particularly vulnerable due to our need to secure these parties’ services on favorable terms. Loss of, or an adverse effect on, any of these relationships or failure of any of these third parties to perform as expected could have a material and adverse effect on our operations, sales, revenue, margins, liquidity, reputation, and financial and operating results.

If we deliver products with defects, we may be subject to product recalls or negative publicity, our credibility may be harmed, market acceptance of our products may decline, and we may be exposed to liability.

We sell complex products including products that are new to the market and without a long performance history. These products may contain certain design and manufacturing defects including defects in materials and components that we purchase from third parties. There can be no assurance we will be able to detect and fix all defects in the products we sell. Accordingly, our products may experience quality and service problems from time to time that could result in decreased sales and operating margin and harm to our reputation.

Our business relationships with third parties could cause us to expend significant resources and incur substantial business risk with no assurance of financial return.

We rely upon business relationships for the manufacturing and distribution of certain products. Our business depends upon our ability to manufacture and sell our products to our customers. We currently do not have the capability to manufacture some of our products and product components on our own and are required to enter into agreements with third parties of such services. Additionally, due to the introduction of The Alternative® in the fiscal year ended December 31, 2021, we only recently began to establish sales channels for our product by utilizing multiple marketing initiatives including media buys in digital and print publications, attending trade shows, and working with a government relations firm to build awareness and gain attention at the federal, state, and local levels. We are working with a premier media partner to educate and expand outreach in the global law enforcement market, and our team is working with affiliates and distributors in foreign markets to expand the international strategy of The Alternative®. With our reliance upon third parties for materials, components, shipping, and marketing services, there can be no assurance that such business relationships can be maintained, will be extended, renewed, or will achieve their goals. If we are unable to enter into business relationships for distribution and sales, or if any of our current business relationships are terminated or fail to achieve their goals, our business, operating results, and financial condition will be materially adversely affected.

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To the extent that we internally develop a sales force, the cost of establishing and maintaining a sales force would be substantial and may exceed our cost effectiveness. The acquisition or development of a sales and distribution infrastructure could require substantial resources, which may divert the attention of our management and key personnel and defer our product development and deployment efforts. In addition, in marketing our products, we would likely compete with companies that currently have extensive and well-funded marketing and sales operations. Despite marketing and sales efforts, we may be unable to compete successfully against these companies. We may not be able to do so on favorable terms. We could rely on third parties to market and sell our products in certain territories, rather than establishing an internal sales force. When we contract with third parties, including entering into collaborations with partners, for the sale and marketing of our products, revenues depend upon the efforts of these third parties, which may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties for such purposes, our business, financial condition, results of operations, and prospects will be materially adversely affected.

Lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We may be subject to proceedings or claims that may arise in the ordinary course of the business, which could include product and service warranty claims, which could be substantial. If our products fail to perform as warranted and we fail to quickly resolve product quality or performance issues in a timely manner, our reputation may be tarnished, potential sales may be lost, and we may be forced to pay damages. The occurrence of product defects and the inability to correct errors could result in the delay or loss of market acceptance of our products, material warranty expense, diversion of technological and other resources from our product development efforts, and the loss of credibility with customers, manufacturer’s representatives, distributors, dealers, and end-users, any of which could have a material adverse effect on our business, operating results, and financial conditions.

Our products are used in activities and situations that involve risk of personal injury. Our products expose us to potential product liability, warranty liability, and personal injury claims and litigation relating to the use or misuse of our products, including allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product or activities associated with the product, negligence, and strict liability. If successful, any such claims could have a material adverse effect on our business, operating results, and financial condition. Defects in our products may result in a loss of sales, recall expenses, delay in market acceptance, and damage to our reputation and increased warranty costs, which could have a material adverse effect on our business, operating results, and financial condition. In addition, our reputation may be adversely affected by such claims, whether or not successful, including potential negative publicity about our products.

In the professional market, we intend for our product to be used by law enforcement officers involved in critical incidents as a de-escalation tool in potentially lethal situations. In the commercial market, our product is intended for use in dangerous situations as a self-defense and/or home defense tool for consumers when protecting themselves, their loved ones, or their property in potentially lethal situations.

Our product is designed for high-risk situations as an alternative to lethal force, so there is a possibility of unintended results, including wrongful death claims, if the product is not used in a manner that follows our recommended training and/or deployment guidelines. Therefore, we maintain general liability insurance that includes product liability coverage in amounts that we believe are reasonable, but there is no assurance that we will be able to maintain such insurance on acceptable terms, if at all, in the future and product liability claims may exceed the amount of insurance coverage.

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Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products and services we develop.

Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products and services we develop. Although we plan to maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies may also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

Our business depends on maintaining and strengthening our brand and generating and maintaining demand for our products.

The Alternative® name and brand image are integral to the growth of our business, as well as to the implementation of our strategies for expanding our business. Our success depends on the value and reputation of our brand, which, in turn, depends on factors such as the quality, design, performance, functionality, and durability of our products, the image of our online presence, our communication activities, including advertising, social media, and public relations, and our management of the customer experience, including direct interfaces through customer service. Maintaining, promoting, and positioning our brand are important to expanding our customer base, and will depend largely on the success of our marketing and merchandising efforts and our ability to provide consistent, high quality customer experiences. We intend to make substantial investments in these areas in order to maintain and enhance our brand, however such investments may not be successful. Ineffective marketing, negative publicity, product diversion to unauthorized distribution channels, product or manufacturing defects, counterfeit products, unfair labor practices, failure to protect the intellectual property rights in our brand, and inability to provide satisfactory customer service experience as we rapidly expand our business, are some of the potential threats to the strength of our brand, and those and other factors could rapidly and severely diminish customer confidence in us. Furthermore, these factors could cause our customers to lose the personal connection they feel with The Alternative® brand. We believe that maintaining and enhancing our brand image in our current markets and in new markets where we have limited brand recognition is important to expanding our customer base. If we are unable to maintain or enhance our brand in current or new markets, our growth strategy and results of operations could be harmed.

Our products and/or services may not gain market acceptance.

Our products and/or services may not gain market acceptance among law enforcement, regulators, and the gun community, which are critical to commercial success. Market acceptance of any product or service depends on a number of factors, including but not limited to the efficacy and safety of our product as demonstrated in testing and demonstrations; the timing of market introduction of such product or service as well as competitive products; and the effectiveness of our sales and marketing efforts.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense.

The timing of our sales and related revenue recognition is difficult to predict because of the length and unpredictability of the sales cycle for our product. Government entities often undertake a significant evaluation process that lengthens the sales cycle. In addition, the impact of macroeconomic or geopolitical conditions could materially and adversely affect our business, operating results and financial condition by reducing sales, lengthening sales cycles and lowering prices for our services. We have experienced, and may experience in the future, increased scrutiny and a longer approval process for initial purchases by new customers, as a result of challenging macroeconomic conditions.

We spend substantial time and resources on our sales efforts without any assurance that our efforts will produce a sale, and it is difficult to predict whether and when a sale will be completed and when revenue from a sale will be recognized. The failure of our efforts to secure sales after investing resources in a lengthy sales process could materially and adversely affect our business and operating results.

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Due to our limited resources and access to capital, we must prioritize development of certain product candidates over other potential candidates. These decisions may prove to have been wrong and may adversely affect our revenues.

Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular product candidates may not lead to the development of viable product candidates and may divert resources away from better opportunities. Similarly, our decisions to delay, terminate or collaborate with third parties in respect of certain product candidates’ development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in our industry, in particular for our lead product candidate, our business, financial condition and results of operations could be materially adversely affected.

Our business could be harmed if we are unable to accurately forecast demand for our products or our results of operations.

To ensure adequate inventory supply, we forecast inventory needs and often place orders with our manufacturers before we receive firm orders from our retail partners or customers. If we fail to accurately forecast demand, we may experience excess inventory levels or a shortage of product.

If we underestimate the demand for our products, we or our suppliers may not be able to scale to meet our demand, and this could result in delays in the shipment of our products and our failure to satisfy demand, as well as damage to our reputation and retail partner relationships. If we overestimate the demand for our products, we could face inventory levels in excess of demand, which could result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would harm our gross margins. Failures to accurately predict the level of demand for our products could cause a decline in sales and harm our results of operations and financial condition.

We may also face pricing pressures from competitors. If we fail to price our products appropriately relative to our competitors, consumers may not use our products, which could adversely affect our business and financial results.

In addition, we may not be able to accurately forecast our results of operations and growth rate. Forecasts may be particularly challenging as we expand into new markets and geographies and develop and market new products for which we have no or limited historical data. Our lack of historical data related to new products makes it particularly difficult to make forecasts related to such products.

Any of these variances would require rapid adjustments to the supply chain, production, and marketing. If we are unable to make these changes quickly or at all our inventory, production, and sales may be materially affected.

Failure to accurately forecast our results of operations and growth rate may cause us to make poor operating decisions that we may not be able to correct in a timely manner. Consequently, actual results could be materially different than anticipated. Even if the markets in which we compete expand, we have no assurance that our business will grow at similar rates, if at all.

Risks Related to Our Industry

The market for LLA is in a state of rapid technological change which could have a material adverse impact on our business, financial condition, and results of operations.

The markets for LLA, in which our products and services are characterized, are associated with rapidly changing technology, which could result in product obsolescence or short product life cycles. Accordingly, our success is dependent upon our ability to anticipate technological and other changes and to successfully identify, obtain, develop, and market new products that satisfy evolving customer requirements. There can be no assurance that we will successfully develop new products or enhance and improve our existing products or that any new products and enhanced and improved existing products will achieve market acceptance. Further, there can be no assurance that competitors will not market products that have perceived advantages over our products or which render the products currently sold by us obsolete or less marketable.

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We must commit significant resources to developing new products before knowing whether our investments will result in products the market will accept. To remain competitive, we may be required to invest significantly greater resources then currently anticipated in research and development and product enhancement efforts.

The LLA industry and security products markets are highly competitive and our success depends upon our ability to effectively compete with numerous worldwide businesses.

We face competition from a number of businesses, including worldwide businesses, many of which have substantially greater financial resources, operating scale, and a broader range of product offerings than we do. In the law enforcement market, in particular, we face competitors who have long-term, established relationships with security professionals who subscribe to an integrated suite of their products, some of which offer features that our current products do not support, and who may have made substantial investments in their hardware, creating an entry barrier to introduction of our competing product. Such competition could adversely affect our ability to win new contracts and sales and renew existing contracts. We operate in a period of intense competition in some key markets, which could affect the profitability of the contracts and sales we do win. If we cannot successfully compete in our industry and business segments, our business, financial condition, and results of operations could suffer.

Growth or expansion of sales of our product to schools, law enforcement, and other governmental or quasi-governmental entities may require expenditure of resources and lengthen our sale cycle.

Generally, entities such as schools, law enforcement, and other governmental or quasi-governmental entities consider a wide range of issues before committing to purchase non-lethal defense products, including product benefits, training costs, the cost to use our products in addition to, or in place of, other products, budget constraints and product reliability, safety, and efficacy. Such considerations may result in a sales cycle that is longer than and different from sales process related to dealers and consumers. Adverse publicity surrounding our products or the safety of such products could also lengthen our sales cycle with these customers. In addition, if we successfully grow or expand sales of our products to these customers, we could encounter challenges related to funding of law enforcement and other governmental and quasi-governmental entities generally, states and municipalities that fund such entities, and the recent changes in public sentiment around police funding. We may incur substantial selling costs and expend significant effort in connection with the evaluation of our products by such potential customers before they place an order. If these potential customers do not ultimately purchase our products, we will have expended significant resources and received no revenue in return.

Our revenues and potential profits depend on the level of funds and budgets available for our products, which is sensitive to general economic conditions and other factors.

The current customer base of The Alternative® is police departments, law enforcement agencies, military, and private security companies. The success of our business depends significantly on economic factors and budget constraints of these organizations. Although we have taken measures to assist U.S. police departments with funding through the grants process, volatile global economic conditions and general economic uncertainty result in factors that could adversely affect our prospects, resulting in a reduction of demand for our products and harm to our business and results of operations.

Our performance is influenced by a variety of economic, social, and political factors.

Our performance is influenced by a variety of economic, social, and political factors. When law enforcement agencies procure tactical equipment, technology, and weapons, they must do so in a process that prioritizes based on need, and the expense must fit within the agency’s allotted budget for each given tactical category. Budgeted funds are usually prioritized for items to be purchased in the following year, when funds are dispersed to the agencies, which could be a factor that delays our progress and projections by extending the sales cycle. Other factors from a social and political perspective could create adverse economic effects. For example, calls to defund the police could have an effect on the availability of budgeted funds, or issues related to mandated policies could have an effect on personnel changes. Both of these types of factors could result in a reduction of demand for our products, and harm to our business and results of operations.

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Risks Related to Regulation and Intellectual Property

We are subject to extensive regulation and could incur fines, penalties, and other costs and liabilities under such requirements.

We are subject to numerous federal, state, and local environmental, health and safety legislation, and other applicable regulations, laws, and measures relating to the manufacture and sale of our products. There can be no assurance that we will not experience difficulties with our efforts to comply with applicable regulations as they change in the future or that our continued compliance efforts (or failure to comply with applicable requirements) will not have a material adverse effect on our results of operations, business, prospects, and financial condition. Our continued compliance with present and changing future laws could restrict our ability to sell our products and expand our operations.

Changes in government policies and legislation could adversely affect our financial results.

The manufacture, sale, purchase, possession, and use of weapons, ammunitions (including less-lethal ammunitions), firearms, and explosives are subject to federal, state, local, and foreign laws. If such regulation becomes more expansive in the future, it could have a material adverse effect on our business, operating results, financial condition, and cash flows. The Alternative® is a relatively new product that may be subject to certain laws and regulations, including those related to LLA, and future legislation or regulation. New legislation, regulations, or changes to, or new interpretations of, existing regulation could impact our ability to manufacture or sell The Alternative® or limit its market, which could impact our cost of sales and demand for our products.

We may be subject, both directly and indirectly, to the adverse impact of existing and potential future government regulation of our products, technology, operations, and markets. For example, the development, production, (re-)exportation, importation, and transfer of our products and technology is subject to U.S. and foreign export control, sanctions, customs, import and anti-boycott laws and regulations, including the Export Administration Regulations (the “EAR”) (collectively, “Trade Control Laws”). If one or more of our products or technology, or the parts and components we buy from others, is or becomes subject to the International Traffic in Arms Regulations (the “ITAR”) or national security controls or other controls under the EAR, this could significantly impact our operations, for example by severely limiting our ability to sell, (re-)export, or otherwise transfer our products and technology, or to release controlled technology to foreign person employees or others in the United States or abroad. We may not be able to obtain licenses and other authorizations required under the applicable Trade Control Laws. The failure to satisfy the requirements under the Trade Control Laws, including the failure or inability to obtain necessary licenses or qualify for license exceptions, could delay or prevent the development, production, (re-)export, import, and/or in-country transfer of our products and technology, which could adversely affect our revenues and profitability.

Failure by us, our employees, or others working on our behalf to comply with the applicable Trade Control Laws could result in administrative, civil, or criminal liabilities, including fines, suspension, debarment from bidding for or performing government contracts, or suspension of our export privileges, which could have a material adverse effect on us. We transact with suppliers and others who are exposed to similar risks. Violations of the Trade Control Laws or other applicable laws and regulations could materially adversely affect our products, technology, brand, growth efforts, employees, and business.

Health and safety risks could expose us to potential liability and adversely affect our operating results and financial condition.

Health and safety issues related to our products may arise that could lead to litigation or other action against us, to regulation of certain of our product components, or to negative publicity. We may be required to modify our technology and may not be able to do so. We may also be required to pay damages that may adversely affect our financial condition. Even if these concerns prove to be baseless, the resulting negative publicity could affect our ability to market certain of our products and, in turn, could harm our business and results from operations.

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We are exposed to operating hazards and uninsured risks that could adversely impact our operating results and financial condition.

Our business is subject to a number of risks and hazards including loss of parts or finished goods in inventory or shipment, labor disputes, and changes in the regulatory environment. Such occurrences could delay or halt production or sale of goods, result in damage to equipment, personal injury or death, monetary losses, and possible legal liability. Although we currently maintain freight and inventory insurance and general liability insurance in amounts which we consider adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or we may elect in the future not to insure against such liabilities due to high premium costs or other reasons, in which event we could incur significant costs that could have a materially adverse effect upon our financial position.

Tariffs, sanctions, restrictions on imports, exports, or other trade barriers between the United States and various countries may impact our revenue and results of operations.

Political changes and trends such as populism, protectionism, economic nationalism and sentiment toward internationally operating companies, and resulting tariffs, export controls, trade sanctions, sanctions blocking statutes, or other trade barriers, or changes to tax or other laws and policies, have been and may continue to be disruptive and costly to our business, and these can interfere with our expanding international sales, supply chain, production costs, customer relationships, and competitive position. For example, general trade tensions between the United States and China escalated in 2018, with multiple rounds of U.S. tariffs on Chinese-made goods taking effect, and we have seen the effects of the war in Ukraine, and the war in Palestine and Israel, having an effect on international trade. In addition, on February 1, 2025, the United States imposed a 25% tariff on imports from Canada and Mexico, which were subsequently suspended for a period of one month, and a 10% additional tariff on imports from China. Historically, tariffs have led to increased trade and political tensions, between not only the United States and China, but also between the United States and other countries in the international community. In response to tariffs, other countries have implemented retaliatory tariffs on U.S. goods. We work closely with third parties who monitor, evaluate, and keep us informed about the potential impact of the effective and proposed tariffs as well as other recent changes in foreign trade policy on our supply chain, costs, and potential sales and seek to implement strategies to mitigate such impact, including reviewing sourcing options and working with our vendors and merchants in existing and new product development and select suppliers in low cost regions where international trade issues are less challenging. Notwithstanding these efforts, it is possible that future trade barriers or restrictions could cause us to raise prices or make changes to our operations, any of which could materially harm our revenue or operating results. Further escalation of global trade conflict, more broadly, could be harmful to global economic growth and related decreases in confidence or investment activity in the global markets would adversely affect our business performance. We intend to do business in emerging market jurisdictions, where economic, political, and legal risks are heightened.

Data privacy and security laws and regulations in the jurisdictions in which we do business could increase the cost of our operations and subject us to possible sanctions and other penalties.

Our business is subject to a number of federal, state, local, and foreign laws and regulations governing data privacy and security, including with respect to the collection, storage, use, transmission, and protection of personal information.

In addition, a number of U.S. states have enacted data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of sensitive personal information, such as social security numbers, financial information, and other personal information. For example, all 50 states now have data breach laws that require timely notification to individual victims, and at times regulators, if a company has experienced the unauthorized access or acquisition of sensitive personal data. State law developments, which may impose substantial penalties for violations, could impose significant costs for investigations and compliance, allow private class-action litigation and carry significant potential liability for our business. We do not currently have insurance to cover us in the event of a data breach.

The interpretation and enforcement of these laws and regulations are uncertain and subject to change, and it may require substantial costs to assess, monitor and implement compliance with any additional requirements. Failure to comply with applicable law, including international data protection laws and regulations could result in government enforcement actions (which could include substantial civil or criminal penalties), private litigation or adverse publicity and could negatively affect our operating results and business.

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Failure to comply with the U.S. Foreign Corrupt Practices Act or other applicable anti-corruption legislation, and export controls and trade sanctions, could result in fines or criminal penalties if we expand our business abroad.

We, our business partners, and the industries in which we operate are subject to continuing scrutiny by regulators, other governmental authorities and private sector entities or individuals in the United States, South Africa, the European Union, China, and other jurisdictions, which may lead to enforcement actions, adverse changes to our business practices, fines and penalties, or the assertion of private litigation claims and damages that could be material. For example, the expansion of our business internationally exposes us to export controls, trade sanctions import and export clearance requirements, customs, tariffs, anti-corruption legislation, anti-boycott requirements and other obligations and restrictions imposed by the United States and other governments. The U.S. Departments of Justice, Commerce, Treasury, State, U.S. Customs and Border Protection, and other U.S. and foreign agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against companies for violations of export controls, trade sanctions, import and export clearance requirements, customs regulations, anti-corruption legislation, including the Foreign Corrupt Practices Act, anti-boycott requirements and other federal statutes, sanctions and regulations and, increasingly, similar or more restrictive foreign laws, rules and regulations, which may also apply to us. By virtue of these laws and regulations, and under laws and regulations in other jurisdictions, we may be obliged to limit our business activities, we may incur costs for becoming and staying compliant, and we may be subject to enforcement actions or penalties for noncompliance, including fines, suspension, debarment from bidding for or performing government contracts, or suspension of our export privileges, which could materially adversely affect our business, operations, products, technology, brand, growth efforts, employees, and business partners. In recent years, U.S. and foreign governments have increased their oversight and enforcement activities with respect to these laws and we expect the relevant agencies to continue to increase these activities. A violation of these laws, sanctions or regulations could result in restrictions on our exports, civil and criminal fines or penalties and could adversely impact our business, operating results, and financial condition. There can be no assurance that the risk management and compliance programs we adopt will mitigate legal and compliance risks.

If our independent suppliers and manufacturing partners do not comply with ethical business practices or with applicable laws and regulations, our reputation, business, and results of operations would be harmed.

Our reputation and our potential customers’ willingness to purchase our products depend in part on our suppliers’, manufacturers’, and retail partners’ compliance with ethical employment practices, such as with respect to child labor, wages and benefits, forced labor, discrimination, safe and healthy working conditions, and with all legal and regulatory requirements relating to the conduct of their businesses. We do not exercise control over our suppliers, manufacturers, and retail partners and cannot guarantee their compliance with ethical and lawful business practices. If our suppliers, manufacturers, or retail partners fail to comply with applicable laws, regulations, safety codes, employment practices, human rights standards, quality standards, environmental standards, production practices, or other obligations, norms, or ethical standards, our reputation and brand image could be harmed and we could be exposed to litigation and additional costs that would harm our business, reputation, and results of operations.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include, but is not limited to, intentional failures to comply with regulatory regulations that may apply, provide accurate information to regulatory agencies, comply with manufacturing standards we have established, comply with federal and state laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. Sales, marketing, and business arrangements in the law enforcement and ammunitions industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of our testing and trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

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We rely in part upon trade secret protection to protect our intellectual property; it may be difficult and costly to protect our proprietary rights and we may not be able to ensure its protection.

We currently rely in part on trade secrets. While we use reasonable efforts to protect these trade secrets, we cannot assure that our employees, consultants, contractors, or advisors will not, unintentionally or willfully, disclose our trade secrets to competitors or other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods, and know-how. If we are unable to defend our trade secrets from others use, or if our competitors develop equivalent knowledge, it could have a material adverse effect on our business. Any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenue. Existing patent, copyright, trademark, and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Therefore, we may not be able to protect our proprietary rights against unauthorized third-party use. Enforcing a claim that a third party illegally obtained and is using our trade secrets could be expensive and time consuming, and the outcome of such a claim is unpredictable. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could materially adversely affect our future operating results.

If we are unable to protect our intellectual property, we may lose a competitive advantage or incur substantial litigation costs to protect our rights.

Our future success depends upon our proprietary technology. Our protective measures, including patent and trade secret protection and nondisclosure agreements, may prove inadequate to protect our proprietary rights. The right to stop others from misusing our trademarks, service marks, patents, designs, and copyright in commerce depends to some extent on our ability to show evidence of enforcement of our rights against such misuse in commerce. Our efforts to stop improper use, if insufficient, may lead to loss of trademark and service mark rights, brand loyalty, and notoriety among our customers and prospective customers. The scope of any patent that we have or may obtain may not prevent others from developing and selling competing products. The validity and breadth of claims covered in technology patents involve complex legal and factual questions, and the resolution of such claims may be highly uncertain, and expensive. In addition, our patents may be held invalid upon challenge, or others may claim rights in or ownership of our patents. We may be subject to intellectual property infringement claims, which could cause us to incur litigation costs and divert management attention from our business.

While we believe that our products and intellectual property do not infringe upon the proprietary rights of third parties, and undertake efforts to design around existing third-party patents or designs that we are aware of, a substantial portion of our commercial success depends upon us not infringing the intellectual property rights of others. We may become subject to claims by third parties that our technology infringes their intellectual property rights. Although all reasonable efforts are made to avoid third-party patents, there is no assurance that were a lawsuit to be brought by a third party, we would prevail. We may also become subject to these claims through indemnities that we provide to manufacturer’s representatives, distributors, dealers, retail partners, and certain service providers and consultants.

Any intellectual property infringement claims against us, with or without merit, could be costly and time-consuming to defend and divert our management’s attention from our business. If our products were found to infringe a third party’s proprietary rights, we could be required to enter into costly royalty or licensing agreements to be able to sell our products, and any allegation of infringement could cause certain reputational damage for us and our brand. Royalty and licensing agreements, if required, may not be available on terms acceptable to us or at all.

Risks Related to the Ownership of our Securities

An investment in our securities is speculative and could result in a loss of your entire investment.

An investment in our securities is speculative and involves a high degree of risk. There is no assurance that investors will obtain any return on their investment. You should not purchase the securities if you cannot afford the loss of your entire investment.

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There is currently no public market for our securities and the price of our securities may be volatile and could decline substantially following this offering.

There is currently no public market for our securities. Accordingly, no assurance can be given as to the following:

●	the likelihood that an active trading market for our securities will develop or be sustained;

●	the liquidity of any such market;

●	the ability of our shareholders to sell their shares of common stock; or

●	the price that our shareholders may obtain for their common stock.

If an active market for our securities does not develop or is not maintained, the market price of our securities may decline, and you may not be able to sell your shares. The market price of our securities may be highly volatile and subject to wide fluctuations. Our financial performance, government regulatory action, tax laws, interest rates, and market conditions in general could have a significant impact on the future market price of our securities.

Some of the factors that could negatively affect or result in fluctuations in the market price of our securities include:

●	actual or anticipated variations in our quarterly operating results;

●	changes in market valuations of similar companies;

●	adverse market reaction to the level of our indebtedness;

●	additions or departures of key personnel;

●	actions by shareholders;

●	speculation in the press or investment community;

●	general market, economic, and political conditions, including an economic slowdown or dislocation in the global credit markets;

●	our operating performance and the performance of other similar companies;

●	changes in accounting principles; and

●	passage of legislation or other regulatory developments.

Public disclosure requirements and compliance with changing regulation of corporate governance pose challenges for our management team and result in additional expenses and costs which may reduce the focus of management and the profitability of our Company.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated thereunder, the Sarbanes-Oxley Act and SEC regulations, have created uncertainty for public companies and significantly increased the costs and risks associated with accessing the U.S. public markets. Our management team will need to devote significant time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

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We have not paid dividends in the past and do not expect to pay dividends in the foreseeable future.

We have never paid cash dividends on our securities and do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to finance the development and expansion of our business. The determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments, and such other factors as our board of directors deems relevant in its discretion. Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them, or at all for an indefinite period of time, except as permitted under the Securities Act and the applicable securities laws of any other jurisdiction.

Exercise of options or warrants or vesting of restricted shares of common stock may have a dilutive effect on your percentage ownership and may result in a dilution of your voting power and an increase in the number of shares of common stock eligible for future resale in the public market, which may negatively impact any trading price of our shares of common stock.

The exercise of some or all of our outstanding options and warrants, and the vesting of restricted shares of common stock, could result in significant dilution in the percentage ownership interest of our stockholders and in a significant dilution of voting rights and earnings per share. As the date of this Annual Report, we have outstanding warrants exercisable for 360,000 shares of common stock.

A failure of our control systems to prevent error or fraud may materially harm our Company.

Proper systems of internal controls over financial accounting and disclosure are critical to the operation of a public company. Given the size of our company and the limited number of full-time employees that we have employed, there may continue to be certain limitations on the effectiveness of our internal controls. Moreover, we do not expect that disclosure controls or internal control over financial reporting will prevent all errors and all fraud, if any. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Failure of our control systems to prevent error or fraud could materially and adversely impact us.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging-growth company,” as defined in the Exchange Act. As such, we are eligible to take, and intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; (ii) the exemptions from say-on-pay, say-on-frequency, and say-on-golden parachute voting requirements; and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports.

In addition, the Exchange Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we may adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-public companies instead of the dates required for other public companies. If we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

We cannot predict if investors will find our common stock less attractive as a result of choosing to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future results of operations will not be as comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

We have made assumptions in our projections and in forward-looking statements that may not be accurate.

The discussions and information in this Annual Report may contain both historical and “forward-looking statements” which can be identified by the use of forward-looking terminology including the terms “believes,” “anticipates,” “continues,” “expects,” “intends,” “may,” “would,” “should,” or, in each case, their negative or other variations or comparable terminology. You should not place undue reliance on forward-looking statements. These forward-looking statements include matters that are not historical facts. Forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements contained in this Annual Report based on past trends or activities should not be taken as a representation that such trends or activities will continue in the future. To the extent that the Annual Report contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of our business, please be advised that our actual financial condition, operating results, and business performance may differ materially from that projected or estimated by us. We have attempted to identify, in context, certain of the factors we currently believe may cause actual future experience and results to differ from its current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss of customers and failure to obtain new customers, the risk of litigation and administrative proceedings involving us or our employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of our operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this Annual Report or in other reports issued by us or by third-party publishers.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements that are included elsewhere in this Annual Report. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the Risk Factors, Cautionary Notice Regarding Forward-Looking Statements and Business sections in this Annual Report. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. Our future operating results, however, are impossible to predict and no guaranty or warranty is to be inferred from those forward-looking statements.

Overview

Alternative Ballistics Corporation, a Nevada corporation, was formed on August 27, 2020 for the purpose of acquiring Alternative Ballistics, L.P. (“LP”), a California limited partnership, and merging into the new corporate entity (“ABC”). Our corporate office is in Las Vegas, Nevada.

We are in the LLA market of the law enforcement industry. This is a niche market with multiple tools and options available to law enforcement personnel for the deployment of various types of ammunition designed to temporarily incapacitate, stun, or cause temporary discomfort to a person without penetrating the body. Less-lethal technologies are continuously evolving, and law enforcement agencies are generally open to reviewing data, scheduling demonstrations, or procuring ammunition samples to conduct their own internal testing, which is influencing the growth of the LLA global market.

Our immediate plan of operations includes continuing to pursue early stage adoption in the domestic professional market, securing our first international contracts, expanding product compatibility, and progressing toward the commercial launch of our consumer product. We intend to penetrate both domestic and international professional markets by continuing to introduce The Alternative® to law enforcement agencies, private security firms, and other relevant federal and governmental agencies. Concurrently, we plan to launch our initial go-to-market strategy for The Home Defense™ that is focused on targeted distribution through privately owned gun ranges and certified Concealed Carry Weapon (CCW) training providers. We intend to leverage this approach to gain direct access to engaged and qualified civilian consumers for early adoption, product education, and initial revenue generation.

We anticipate that our training program will represent one of our most significant and operationally complex initiatives. This program will involve deploying domestic and international training teams to conduct multi-day presentations, demonstrations, and instructional programs. These activities will require transporting equipment, product inventory, and custom gear, including training targets and support infrastructure. As the program scales, we expect a need to expand our personnel by onboarding additional qualified trainers, particularly individuals with professional law enforcement experience.

There can be no assurance that our planned operations will be successfully executed as anticipated. Investors are encouraged to carefully review the “Risk Factors” section of this Annual Report for a discussion of risks associated with our business.

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Results of Operations for the Fiscal Year Ended December 31, 2025 Compared to the Fiscal Year Ended December 31, 2024

Revenue

Revenue for the year ended December 31, 2025 were approximately $0.008 million compared to approximately $0.007 million for the year ended December 31, 2024. The increase of approximately $0.001 million in gross revenues primarily relates to initial equipment sold to new international distribution partners.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2025 were approximately $39.4 million compared to approximately $14.3 million for the year ended December 31, 2024. The increase of approximately $25.1 million in general and administrative expenses primarily relates to stock based compensation. We expect to see further increases in general and administrative expenses in future periods as we grow our operations.

During the year ended December 31, 2025, we issued a total of $38.4 million of stock compensation within general and administrative expenses: $0.2 million to our Board of Directors and advisory board, $0.1 million to our employees, $13.6 million to our executives as shares for services as well as settlement of deferred compensation, $24.0 million to a related party for the extension of a convertible note, and $0.5 million on consulting services which included fundraising initiatives, investor relations, sales consulting and marketing services.

Sales and Marketing Expenses

Sales and marketing expenses for the year ended December 31, 2025 were approximately $0.5 million compared to approximately $0.5 million for the year ended December 31, 2024. Sales and marketing expenses primarily relates to media campaigns, trade shows, and demonstrations.

Professional Fees

Professional fees for the year ended December 31, 2025 were approximately $0.4 million compared to approximately $0.3 million for the year ended December 31, 2024. The increase of approximately $0.1 million in professional fees primarily relates to additional legal services associated with legal advisory related to offerings. All these fees were paid in cash and none were paid to our related parties.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2025 were approximately $0.0003 million compared to approximately $0.01 million for the year ended December 31, 2024. The decrease of approximately $0.0007 million in research and development expenses in 2024 from 2023 primarily relates to a reduction in ballistics development testing

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Interest Expense

Interest expense for the years ended December 31, 2025 and 2024 was approximately $0.8 million and $0.2 million respectively, and the increase of approximately $0.6 million was primarily related to interest on the convertible notes issued during 2025 and financing costs of warrants related to the convertible notes. Going forward, we expect an increase in our interest expense because of the interest on existing debt.

Operating Activities

During the year ended December 31, 2025, operating activities used approximately $1.2 million of cash, primarily resulting from our net loss of approximately $41.1 million, partially offset by stock based compensation of approximately $38.4 million, amortization of debt issuance costs of $0.6 million and an increase in accounts payable and accrued expenses of $1.1 million.

During the year ended December 31, 2024, operating activities used approximately $1.6 million of cash, primarily resulting from our net loss of approximately $15.3 million, partially offset by shares issued for services of approximately $12.7 million.

Financing Activities

During the year ended December 31, 2025, net cash provided by financing activities was approximately $0.9 million, consisting of proceeds from a convertible notes payable of $0.8 million and proceeds from the sale of common stock of $0.1 million.

During the year ended December 31, 2024, net cash provided by financing activities was approximately $1.3 million, consisting of proceeds from a note payable of $1 million.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance our management team, marketing, and research and development.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through a combination of equity offerings and debt financing. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of such stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures, or declaring dividends.

Liquidity and Capital Resources

As indicated in the accompanying financial statements, we had an accumulated deficit of approximately $99.6 million as of December 31, 2025. We incurred a net loss of approximately $41.1 million and cash outflows from operations of approximately $1.2 million for the year ended December 31, 2025. We had an accumulated deficit of approximately $58.5 million as of December 31, 2024. We incurred a net loss of approximately $15.3 million and cash outflows from operations of approximately $1.6 million for the year ended December 31, 2024. We expect to continue to incur significant costs in the pursuit of our business plans. We cannot assure you that our plans to raise capital or to complete our research and development activities and commercialize our products will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

Since our inception, we have incurred significant operating losses. We expect to incur significant expenses and operating losses for the foreseeable future. To date, we have funded our operations with proceeds from sales of common stock and borrowings under convertible promissory notes. As of December 31, 2025, we had cash and cash equivalents of approximately $0.004 million.

Our short-term material cash requirements are approximately $4.7 million, which we expect can provide us with one year of operating capital and payment of debt obligations. Our long-term material cash requirements are approximately $9.7 million, which we expect can provide us with five years of operating capital and payment of debt obligations. The anticipated source of funds to satisfy our cash requirements are through equity investments.

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We have a total of current material debt of $3.1 million in principal in the form of convertible promissory notes and accrued interest. We obtained a Working Capital Loan of $1 million from Solyco on August 2, 2024, which is accruing interest at 18% per annum, Please see more detailed information in “—Working Capital Loan.” We also completed a bridge financing on January 28, 2025 and July 22, 2025, whereby we issued to Solyco a convertible note of $500,000 and $300,000, respectively, which both convertible notes bear an interest rate of 18% per annum and are convertible into shares of the Company’s common stock at a 50% discount to the “Qualified Offering Price,” as defined therein. Please see more detailed discussion under “Certain Relationships and Related Party Transactions—Related Party Promissory Note—Solyco Capital Bridge Loan.”

Critical Accounting Policies

See Note 2 in our Financial Statements for our Significant Accounting Policies.

Revenue Recognition

We generate revenue through the distribution of our products and accessories to dealers/distributors, security companies, and law enforcement agencies. Revenue is recognized upon transfer of control of goods to the customer, which generally occurs when title to goods is passed and risk of loss transfers to the customer. Depending on the contract terms, transfer of control is upon shipment of goods to or upon the customer’s pick-up of the goods.

We recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers, which requires that five basic criteria be met before revenue can be recognized: (i) identify the contract with the customer; (ii) identity the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price; and (v) recognize revenue when or as the entity satisfied a performance obligation.

Stock Based Compensation

We follow the fair value recognition provisions issued by the Financial Accounting Standards Board (“FASB”) in Accounting Standards Codification (“ASC”) Topic 718, Stock Compensation (“ASC 718”) Compensation – Stock Compensation.

The Company issues stock options and warrants, shares of common stock and restricted stock units as share-based compensation to employees and non-employees. Share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the requisite service period. Recognition of compensation expense for non-employees is in the same period and manner as if the Company had paid cash for services. Forfeitures are accounted for as they occur. The fair value of restricted stock units is determined based on the number of shares granted and the quoted price of our common stock and is recognized as expense over the service period. We also use Black-Scholes option pricing model for the purpose of estimating the fair value of options and warrants. Changes in our Black-Scholes assumptions, or if we were to utilize an alternative method for valuing options or warrants issued to our vendors, could impact our expense and our results of operations.

Off-Balance Sheet Arrangements

During the periods presented, we did not have and we do not currently have any off-balance sheet arrangements, as defined in the rules and regulations of the Commission.

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Working Capital Loans

We have issued the following Working Capital Loans to Solyco in order to fund our working capital needs:

On August 2, 2024, we borrowed $1 million in promissory note. which has an interest rate of 18% and matured on December 31, 2025.

On January 28, 2025, we borrowed $500,000 in promissory note, which has an interest rate of 18% and matured on December 31, 2025.

On July 22, 2025, we borrowed $300,000in promissory note which has an interest rate of 18% and matures on April 22, 2026.

In connection with the Working Capital Loan, we also issued to Solyco warrants to purchase shares of our common stock equal to the number of shares that Solyco would receive assuming full conversion of the Note (the “Warrant”). The Warrants have an exercise price equal to the lower of: (i) $5.00 or (ii) a 50% discount to the “Qualified Offering Price,” as defined therein, and a term of five years.

The above summary of our Working Capital Loan is qualified in its entirety by reference to the full text of the Loan Agreements, Promissory Notes, and Warrants which are filed as exhibits to this Annual Report.

Item 3. Directors and Officers

We are managed by our directors and executive officers. Our Board of Directors consists of five directors, two of whom are independent. Our directors serve for one-year terms and until their successors are duly elected and qualified. Set forth below are the names, ages, and positions of our directors and executive officers as of the date of this Annual Report:

Name	Age	Position	Term
Steven Luna	42	Chief Executive Officer and Director	September 2020 to Present
Jason LeBlanc	52	Chief Operations Officer and Director	March 2021 to Present
Vanessa Luna	42	Executive Vice President and Chairperson of the Board	April 2022 to Present
John Lomoro	56	Chief Financial Officer	May 2025 to Present
Bruce Culver	80	Director	September 2024 to Present
Bruce Amaro	49	Director	September 2024 to Present

Biographical Information

Steven Luna, Chief Executive Officer and Director

Mr. Luna began his career in 2006 working for Pendum armored as a Supervising Technician, where he carried a firearm daily while performing duties in the field as a driver, technician, and guard. Then, in 2009 Mr. Luna was a Sales and Investigative Resolution Specialist in the legal industry working for one of the nation’s leading litigation support companies (First Legal Investigations). In 2013, Mr. Luna transitioned from legal into the marketing technology sector as a regional account executive providing web development and search engine optimization (SEO) services for key clients in Los Angeles and Orange County, California, which was his first exposure to the public markets through a company named LiveDeal (Nasdaq:LIVE). In 2013, he became Senior Advisor of Investor Relations for a Las Vegas, Nevada firm, and from there he launched a consultant group with two of his partners, where they focused on business development and investor relations for private and public entities named Luna Consultant Group, which he cofounded with his sister, Vanessa Luna, in 2015. In 2018, Mr. Luna joined Global Payout (OTCPK:GOHE) as Director of Investor Relations. His career expertise in the public markets enabled Mr. Luna to assist over two dozen publicly traded companies on OTC and Nasdaq to create investor awareness and maintain or increase operational efficiencies. Mr. Luna has been instrumental in business execution, public and investor relations, product launch, effective go-to-market strategies, and realized revenue.

Mr. Luna attended Mt. San Antonio College, where he took courses in Criminal Justice. Although he pursued studies in this field, he did not complete a degree.

Mr. Luna brings a wide range of business skills to our board of directors from his experience in various sectors of the legal and technology industries and through his time as Vice President of his own business and investor relations consulting firm. We believe that these skills as well as his experience in the public markets will be valuable to our board of directors.

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Jason LeBlanc, Chief Operations Officer and Director

From 2008 to 2018, Mr. Leblanc began as a Court Department Manager and ascended through the ranks becoming the San Diego Senior Division Partner of First Legal, a premier litigation support company working with some of the largest law firms in the world, with over 13 locations throughout California, Nevada, and Arizona. At First Legal, he served as the Regional Director overseeing all aspects of the business from sales and development, to operations. He led a team of more than 30 employees and was responsible for the San Diego region’s profit and loss, which ranked in the company’s top three performers out of all locations as well as for profit margin and the lowest employee turnover rate in the company.

After his ten-year tenure at First Legal, in 2018, Mr. LeBlanc moved into an OTC fintech company, first as Director of Business Development and then as Chief Operations Officer, (OTC: GOHE) where he helped the company realize millions of dollars in revenue within his first year as a C-Level executive. From the Chief Operations position, he moved to Chief Compliance Officer, where he was instrumental in government relations activities, presenting to regulators and legislators in several states, including California, Washington, Nevada, Ohio, and New Jersey.

Mr. LeBlanc began his college education at the University of Louisiana, completing several semesters before relocating to San Diego. There, he continued his studies at the University of Phoenix, earning a Bachelor of Science degree in Business Finance in 2009.

Mr. LeBlanc provides a wide range of professional acumen to our board of directors from his experience in business development, operations, and compliance, which he has built through his experience in the legal, fintech, and finance industries. We believe that these experiences qualify Mr. LeBlanc to serve on our board of directors.

Vanessa Luna, Executive Vice President and Chairperson of the Board

In her more than 20 years of professional experience, Ms. Luna has held multiple C-Suite, Director, Board, and management-related positions where her experience and keen business acumen have been crucial in driving significant growth and profitability as well as the development and launch of initiatives focused on maximizing internal processes and procedures to create a more productive work environment. This experience includes executive and management roles at OTC, Nasdaq, and Fortune 500 companies, the American Red Cross, and some of the nation’s leading service organizations in the private sector including legal, prepaid card, financial, construction, technology, real estate, high-risk, and other service industries Ms. Luna’s professional experience spans from 2001 through 2008 and includes roles at GreenDot Corporation, Bank of America Corporation, ARC-San Diego, Thornton Financial, West Coast Drywall, Michelson Labs, and Apollo EDI, Inc. From 2008 through 2013 Ms. Luna worked as Finance Manager/Account Executive for First Legal Network. More recently, Ms. Luna worked as Chief Operating Officer at GreenBox POS (now, RYVYL, Inc.) from 2021 through 2022 (Nasdaq: RVYL); Global Payout, Inc. as Chief Executive Officer from 2016 through 2020 (OTC:GOHE); Luna Consultant Group, LLC as President and CEO from 2015 to Present; and Director of Business Development at LiveDeal Inc. in 2013 (Nasdaq: LIVE).

Her prior and ongoing experience remain as an acting CEO to Luna Consultant Group, LLC (“LCG”) a private corporate strategy, communications, and business development firm which she co-founded in January 2015 where she works to drive profitability and bring awareness to small-to-mid-cap companies across a diverse range of professional sectors representing both public and private clientele. Ms. Luna has worked with over two dozen publicly traded companies and continues to consult for public companies.

Ms. Luna attended Mt. San Antonio College, studying Business Management for several semesters. Although she did not complete a degree, she launched into the corporate world, where she gained hands-on business development experience. Her achievements in these roles provided her with insights and expertise in business.

We believe that Ms. Luna is qualified to serve as our Chairperson due to her extensive experience and background in business development, operations, and organizational growth initiatives for both private and public companies.

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John Lomoro, Chief Financial Officer

Mr. Lomoro has more than 30 years of experience in private and publicly held companies in such industries as life sciences, Software-as-a-Service (SaaS) and manufacturing. Mr. Lomoro has a significant amount of experience in scaling financial operations and reporting of fast-growing companies. Mr. Lomoro also currently serves as the CFO for a few companies in the life science space. From 2011-2019, Mr. Lomoro was with Kyriba Corp. (a SaaS Fin-tech company) as the SVP Finance, North America during their time of significant growth in the U.S. as well as internationally. Mr. Lomoro held various senior financial roles in other companies such as Carl Zeiss Vision and DJO Global, Inc. Mr. Lomoro started his career in public accounting at Ernst & Young LLP from 1992-1998. He is a licensed certified public accountant in California and received his B.S. degree in Accounting from St. Cloud State University in Minnesota.

As our Chief Financial Officer, Mr. Lomoro oversees all strategic financial reporting, supports the company’s control environment, and plays a critical role in financial audits. His leadership in establishing financial and accounting best practices will be instrumental as we continue to pursue our anticipated growth trajectory.

Bruce R. Culver, Director

Mr. Culver is a distinguished entrepreneur, investor, executive, and scientist with a career spanning over four decades. In 1985, Mr. Culver founded Lab Support, Inc. a company he led as its CEO, Chairman, and Director until 1990. In 1990, he founded Profession Staff PLC, a UK specialty staffing business, and served as its CEO and Chairman. In 1993, Mr. Culver acquired California Distribution, Inc. a logistics and distribution company, which he managed until its sale in 2009. Currently, Culver is a General Partner and Investor with Solyco Advisors, a private equity investment firm based in Detroit. He remains an active investor, advisor, mentor, and director for various companies, including Digital Map Products, Newscrafted, Moonlighting, and Futures.

Mr. Culver played an integral role in the launch and growth of Taser (Nasdaq:AXON), which manufactures and distributes a less lethal device. At Taser’s point of going public, Mr. Culver was the largest shareholder at Taser and was a member of its Board of Directors for over 16 years and held positions on various committees for the company.

Mr. Culver earned his Bachelor of Science in Chemistry from the University of South Dakota and a Master of Science in Analytical Chemistry from Montana State University. He served on the Board of Trustees for the Santa Barbara Museum of Natural History from 2005 to 2011 and is a member of the Business Advisory Council for the California State University Channel Islands Smith Business School. Presently, he serves as Chairman of God’s Hidden Treasures, a non-profit organization in Ukraine.

We believe that Mr. Culver is qualified to serve as our director due to his extensive experience in the less lethal technology industry, including his pivotal role in the growth and success of Taser (now Axon), where he was the largest shareholder at the time of its initial public offering and served on its board of directors for over 16 years. His strong scientific background, with a Bachelor’s and Master’s degrees in Chemistry, provides him with a deep understanding of the technology behind less lethal devices. Additionally, his proven leadership as an entrepreneur, investor, and executive, along with his governance experience on multiple boards and committees, equips him with the strategic insight necessary to drive innovation and growth in this field.

Bruce Amaro, Director

Mr. Amaro is a seasoned Project Accountant with over 20 years of experience in financial management across various industries. Mr. Amaro’s career began at JWT, where he held various roles from June 1999 to May 2004, including Financial Analyst Coordinator and Time of Staff Administrator. After JWT, Amaro joined David Yurman as part of the Accounting Services team, where he worked from 2005 to 2007. In 2007, Amaro transitioned to R/GA Media Group, where he served as Accounts Payables Manager for five months before becoming the Client Team Finance Manager. Following his tenure at R/GA, Amaro held positions at PSL Group and Interactive One as a Project Accountant and Senior Revenue Accountant, respectively, from 2010 to 2014. From 2014 to 2017, Amaro worked at Kaltura and Everyday Health Inc. where a critical aspect of his work included SOX Compliance and Audit support and was the Business Manager at BCB Group from May 2017 to June 2018. Since July 2018, Mr. Amaro has been the Financial Account Manager at Gensler where he is responsible for financial account management and analysis for the firm’s projects and business practices.

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We believe that Mr. Amaro is qualified to serve as our director due to his extensive financial management experience spanning over 20 years across various industries, including his expertise in project accounting, financial analysis, and compliance. His career progression—from financial roles at JWT, David Yurman, and R/GA Media Group to senior accounting positions at PSL Group, Interactive One, and Kaltura—demonstrates his ability to manage complex financial operations and ensure fiscal responsibility. Additionally, his experience with SOX compliance and audit support highlights his strong understanding of regulatory frameworks, making him well-equipped to oversee financial governance. His depth of experience in financial oversight, compliance, and business management makes him a valuable asset in a director role.

Law Enforcement Consultant

Alex Perez, Strategic Law Enforcement Consultant

Chief Perez (ret.), a 28-year veteran of the North Las Vegas Police Department (the “NLVPD”), recently completed his honorable and decorated career serving as the city’s top law enforcement leader. Starting as a Patrol Officer in the early 1990s, he steadily rose through the ranks to working as a Narcotics Investigator on an FBI Task Force and transitioning to a position with the Joint Terrorism Task Force shortly after 9/11. He continued earning promotions to Sergeant and Lieutenant before graduating from the FBI National Academy #245 in 2011. He became Assistant Chief shortly before settling into his executive leadership role in 2015, as the city’s first Latino Chief of Police.

During his time as the city’s top cop, Chief Perez expanded the NLVPD force from 245 officers to 350 sworn officers and oversaw a team of over 150 civilian support staff. He was an innovative public official, who managed financial aspects of the department by securing and monitoring the use of budgetary monies and prepared requests to government agencies to obtain funds for special operations and equipment for the department.

Chief Perez’s success was defined by his ability to bring the community together through action and dialogue. He cultivated inclusiveness, mutual trust, transparency, and respect within the department and with the public. One of his remarkable achievements was starting the Hispanic Citizen’s Academy to educate Spanish speaking citizens on how law enforcement works, which successfully bridged a stronger relationship between the community and the department.

Chief Perez is widely regarded as one of the most effective chiefs to serve the City of North Las Vegas, and he remains a member of various law enforcement associations, such as the Nevada Sheriffs & Chiefs Association, the International Association of Chiefs of Police, and the Latino Peace Officers Association. He is a current board member of 10,000 Kids and Nevada Child Seekers, two non-profit organizations that focus on community initiatives in Nevada and around the country, which include assisting families and law enforcement in the location of missing children and putting an end to child trafficking.

In his role as Strategic Law Enforcement Consultant, Chief Perez leverages his deep experience as a police officer and public official to help articulate and lend credibility to our mission. He plans to continue to connect with federal, state, and local law enforcement leaders across the country to share his vision and support of The Alternative®, as an expedient less-lethal device that is accurate and effective in stopping threats at longer ranges and designed with officer safety in mind.

Board Composition

Our Bylaws provide that the Board of Directors shall consist of at least one member, and that our Board shall determine the number of directors from time to time. Each director serves for a term that expires until the next annual meeting of shareholders or until their successor shall have been elected and qualified, or until their earlier resignation, removal from office, or death.

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Advisory Board

Our Board approved the establishment of an Advisory Board on August 14, 2023 of three to five members to provide advisory services to us, including utilizing their networks to introduce The Alternative, advise us on potential market penetration, and counsel us on public policy initiatives.

Our Advisory Board is mandated to meet no less than once per month and to have an annual weekend retreat to discuss strategic initiatives for the following year.

We plan to compensate the members of our Advisory Board $5,000 per calendar quarter, payable in arrears, and options to purchase 20,000 shares of common stock, which shall vest every calendar quarter, payable in arrears, with a term of ten years, and an exercise price based on the current “Fair Market Value,” which shall be determined by the Board of Directors or, if the common stock is traded or quoted on an exchange or over the counter marketplace, by the average of the last sale price of the common stock for the ten trading days prior to the last day of the calendar quarter.

Currently, we have one person on our Advisory Board:

Kevin Faulconer, Advisory Board

Kevin Faulconer is a distinguished expert in governance, public policy, and operational improvement in large organizations. Mr. Faulconer served as the 36th Mayor of San Diego from 2014 to 2020. He also served in several national organizations, and as vice president at the global public relations firm, Porter Novelli, specializing in strategic crisis management and public affairs. He is currently a strategic advisor at Collaborate for California and Visiting Fellow at Pepperdine University School of Public Policy.

Family Relationships

Steven Luna, Chief Executive Officer, and Vanessa Luna, Executive Vice President, are brother and sister.

Role of Our Board of Directors in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly, and will have supporting committees, including the audit committee, compensation committee, and the nominating and corporate governance committee, who each will then support the board of directors by addressing risks specific to its respective areas of oversight. In particular, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management takes to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

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Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that will apply to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and agents and representatives, including consultants. We intend to disclose future amendments to such code, or any waivers of its requirements, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or our directors on our website identified above. The inclusion of our website address in this Annual Report does not include or incorporate by reference the information on our website into this Annual Report.

Limitations on Liabilities and Indemnification of Directors and Officers

There are limitations of liability and indemnification and advancement rights applicable to our directors and officers. See “Description of Securities—Limitation on Liability and Indemnification of Directors and Officers.”

Executive Compensation

Summary Compensation Table

The table below summarizes the total compensation paid or earned by our executive officers for the years ended December 31, 2025 and 2024:

Name and Principal Position	Year	Salary ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Steven Luna, Chief Executive Officer and Director (1)	2025	210,000	2,750,000	-	-	2,960,000
	2024	250,000	-	16,990	-	266,990
Jason LeBlanc, Chief Operations Officer And Director (1)	2025	166,667	1,660,000			1,826,667
	2024	200,000	-	25,675	-	225,675
Vanessa Luna, Executive Vice President and Chairperson of the Board (1)	2025	191,667	2,200,000			2,391,667
	2024	225,000	-	25,675		250,675
John Lomoro, Chief Financial Officer	2025	31,250	-	-	-	31,250

(1)	– On May 1, 2025, Executive received common stock in settlement of deferred compensation earned from August 2024 and through April 2025. The value of the settlement for Mr. LeBlanc, Mr. Luna and Ms. Luna was $120,192, $160,257 and $160,257, respectively.

Narrative to Summary Compensation Table

We believe that the primary goal of executive compensation is to align the interests of our executive officers with those of our shareholders in a way that allows us to attract and retain the best executive talent.

Annual Base Salary. Base salary is designed to compensate our named executive officers at a fixed level of compensation that serves as a retention tool throughout the executive’s career. In determining base salaries, our Board of Directors considers each executive’s role and responsibilities, unique skills, future potential with us, salary levels for similar positions in our market, geographical location, and internal pay equity.

Option Awards. We plan to offer option awards to executives and other employees, in the discretion of the Board of Directors, considering the executive’s role and other compensation.

Health/Welfare Plans. In 2024, we had a medical healthcare plan in place, however, this plan was terminated in 2025.As part of their employment agreements, each Executive is entitled to a medical stipend which ranges by Executive from $2,000 to $3,500 per month.

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Employment Agreements with our Named Executive Officers

Each of our Executive Officers, except Mr. Lomoro, entered into an Employment Agreements effective May 1, 2025 for a term ending on December 31, 2025, subject to automatic renewal. Each of the Employment Agreements include the following terms:

Medical Stipend. The Executive Officer is entitled to a medical stipend which ranges by Executive from $2,000 to $3,500 per month.

PTO Plan. Each Executive Officer is entitled to PTO, in accordance with PTO Freedom Plan, subject to prior approval by the CEO or EVP, so long as doing so is consistent and in balance with their job responsibilities and business needs.

Annual Cash Bonus. The Board of Directors shall award each Executive Officer an annual cash bonus based on an evaluation of performance and Peer Group compensation practices, taking into account company and individual performance objectives.

Golden Parachute. Each of our Executive Officers has golden parachute provisions in their employment contracts in the event there is a change-in-control of the Company, which includes a lump sum cash payment and ranges by Executive from one to three times of the Executive Officer’s annual salary, cash bonus, and incentive awards.

Severance Payments. Executives are entitled to severance payments in the event of a termination without cause, which include a lump sum payment and ranges by Executive from one to three times the Executive Officer’s annual salary, cash bonus, and incentive awards.

Compensation Terms for Steven Luna

Steven Luna is entitled to annual compensation of $190,000 and a restricted stock award of $750,000 worth of shares of common stock, vesting in three equal installments, the first installment vesting on the last day of each quarter through the term of the Employment Agreement granted at the then current fair market value, which will be determined by the Board of Directors. After entering into the employment agreement, Mr. Luna agreed to forego $500,000 worth of the shares of common stock.

Compensation Terms for Jason LeBlanc

Jason LeBlanc is entitled to annual compensation of $150,000 and a restricted stock award of $480,000 worth of shares of common stock, vesting in three equal installments, the first installment vesting on the last day of each quarter through the term of the Employment Agreement granted at the then current fair market value, which will be determined by the Board of Directors. After entering into the employment agreement, Mr. LeBlanc agreed to forego $320,000 worth of the shares of common stock.

Compensation Terms for Vanessa Luna

Vanessa Luna is entitled to annual compensation of $175,000 and a restricted stock award of $600,000 worth of shares of common stock, vesting in three equal installments, the first installment vesting on the last day of each quarter through the term of the Employment Agreement granted at the then current fair market value, which will be determined by the Board of Directors. After entering into the employment agreement, Ms. Luna agreed to forego $400,000 worth of the shares of common stock.

Compensation Terms for John Lomoro

John Lomoro entered into an offer of employment on May 15, 2025 and is entitled to annual compensation of $60,000 on a part-time basis and a signing bonus of 50,000 shares of common stock after 90 days of employment, which shares were not issued in 2025.

As part of the Executive Employment Agreements, each executive has the option of election to defer a portion or all of their annual salary. At the time of this filing, each executive has elected to defer a portion of their annual salary.

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Amendment to 2023 A&R Employment Agreement

On November 1, 2024, the Company entered into another amendment to the respective A&R Employment Agreement with each Steven Luna, Jason LeBlanc and Vanessa Luna (collectively, the “Amendment to A&R Employment Agreement”), whereby each of these executive officers returned certain number of shares of common stock issued to them during the first three quarters of 2024 (collectively, the “Returned Executive Shares”) back to the Company. The Returned Executive Shares have been returned to the Company’s treasury and credited back to the Company’s equity incentive plan and will be issued back to these executives no later than December 31, 2025. In the event that the Company’s common stock becomes listed on any stock exchange, the Company agrees to issue the Returned Executive Shares immediately to these executives, all of which will vest immediately upon such issuance. Copies of the Amendment to A&R Employment Agreements are filed as Exhibits 10.5 to 10.8.

Long-Term Incentive Plan Awards

We established the 2021 Equity Compensation Plan, effective July 15, 2021, for the benefit of the directors, executives, independent contractors, and key employees. Awards under the 2021 Equity Compensation Plan may be made in the form of (i) Incentive Stock Options; (ii) Nonqualified Stock Options; (iii) Stock Appreciation Rights; (iv) Restricted Stock; (v) Deferred Stock; (vi) Stock Awards; (vii) Performance Shares; and (viii) Other Stock-Based Awards.

Administration. The Plan is administered by the Board of Directors, and once established, will be administered by the Compensation Committee.

Authorized Shares. The aggregate number of shares reserved for issuance under the 2021 Equity Compensation Plan is 2,500,000 shares of common stock.

Stock Options. Stock options may be granted under the 2021 Equity Compensation Plan. The exercise price of options granted under our 2021 Equity Compensation Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares, or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director, or consultant, they may exercise their options for the period of time stated in their option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of our 2021 Equity Compensation Plan, the administrator determines the other terms of options.

Stock Appreciation Rights. Stock Appreciation Rights may be granted in connection with Stock Options. The administrator determines whether payment with respect to exercise shall be made in cash, stock, or a combination thereof.

Restricted Stock. Terms of the Restricted Stock Awards will be determined by the administrator, including price, length, restrictions, lapse of restrictions, dividends, and distributions. If employment terminates prior to the vesting of the award, then the shares are forfeited.

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Stock Awards

The administrator is authorized to grant Stock Awards and will, in their sole discretion, determine the recipients and the number of shares of common stock underlying each Stock Award. Each Stock Award will be subject to such terms and conditions consistent with the 2021 Equity Compensation Plan as determined by the administrator and as set forth in an Award agreement, including, without limitation, restrictions on the sale or other disposition of such shares and our right to reacquire such shares for no consideration upon termination of the Participant’s employment or membership on the board, as applicable, within specified periods.

Performance Shares

The administrator is authorized to grant Performance Awards and will, in their sole discretion, determine the recipients and the number of shares of common stock that may be subject to each Performance Award. Each Performance Award will be subject to such terms and conditions consistent with the 2021 Equity Compensation Plan as determined by the administrator and as set forth in an Award agreement. The administrator will set performance targets at their discretion which, depending on the extent to which they are met, will determine the number of Performance Awards that will be paid out to the Participants and may attach to such Performance Awards one or more restrictions. Performance targets may be based upon, without limitation, Company-wide, divisional, and/or individual performance.

Section 409A of the Code

Awards under the 2021 Equity Compensation Plan are intended either to be exempt from the rules of Section 409A of the Code or to satisfy those rules and shall be construed accordingly. However, we will not be liable to any Participant or other holder of an Award with respect to any Award-related adverse tax consequences arising under Section 409A or other provision of the Code.

Section 422 of the Code

The 2021 Equity Compensation Plan provides for the grant of incentive stock options within the meaning Section 422 of the Code.

Awards Granted

As of the date of this Annual Report, there have been options to purchase 20,000 shares of common stock granted under the 2021 Equity Compensation Plan.

Director Compensation

In April 2024, we paid an aggregate of $9,000 to the then current three members of the Board. There has been no other compensation paid to the members of the Board since our inception for services rendered as a director.

On September 27, 2024, we entered into Director Agreements with each of our directors that provide compensation to our directors of (a) cash compensation of $5,000 per quarter and (b) options to purchase 20,000 shares of common stock, which shall vest in four equal installments of 5,000 shares per calendar quarter, paid in arrears, with the first installment vesting on December 31, 2024. The options have a term of five to ten years and exercise prices ranging from $2.00 to $2.20, pursuant to our 2021 Omnibus Equity Compensation Plan. In June 2025, the Director Agreements were amended to replace the $5,000 of cash compensation with $5,000 worth of shares of common stock.

Item 4. Security Ownership of Management and Certain Securityholders

As of the date of this Annual Report, there are 31,776,246 shares of our common stock outstanding. The following table sets forth the beneficial ownership of our common stock as the date of this Annual Report:

●	each of our directors;

●	each of our named executive officers;

●	all of our directors and executive officers as a group; and

●	each person known by us to be the beneficial owner of 10% or more of our outstanding common stock.

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We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options and warrants that are either immediately exercisable or exercisable on or before the date which is 60 days after the date of this Annual Report. These shares are deemed to be outstanding and beneficially owned by the person holding those options and warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

	Amount and Nature of Beneficial Ownership
Name and Address of Beneficial Owner	Shares Owned	Percentage of the Class

Directors and Named Executive Officers:(1)

Steven Luna, Chief Executive Officer and Director (3)	4,107,206	12.9%

Jason LeBlanc, Chief Operations Officer and Director (3)	3,666,154	11.5%

Vanessa Luna, Executive Vice President and Chairperson of the Board (2)(3)	4,352,206	13.7%

All directors and executive officers as a group (three persons)	12,125,566	38.2%

5% of More Holders:
Sky Financial &Intelligence, LLC(4)	4,011,274	12.6%
Richard Nagle, Individual Control Person	3,745,323	11.8%

*Less than 1%.

(1)	The address for all of the officers and directors is 5940 S. Rainbow Blvd., Las Vegas, NV 89118.
(2)	Includes 600,000 shares of common stock owned by Luna Consultant Group, LLC.
(3)	Includes 4,000 shares issuable upon exercise of options exercisable within 60 days.
(4)	Includes 1,000,000 shares of common stock underlying convertible debt as of December 31, 2025, , which is subject to a 9.99% ownership blocker in the aggregate.
(5)	The address of Sky Financial & Intelligence, LLC is 7611 Phoenix Peak Street Las Vegas, NV, 89166 and its beneficial owner is Kenneth Haller, its sole member.

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Item 5. Interest of Management and Others in Certain Transactions

Since January 1, 2024, we had the following transactions with related parties:

Family Relationship

Our Chief Executive Officer, Steven Luna, and Executive Vice President, Vanessa Luna are brother and sister.

RELATED PARTY CONVERTIBLE PROMISSORY NOTES

On August 13, 2021, the Company issued a convertible promissory note to Sky Financial & Intelligence, LLC (“Sky Financial”) with a principal amount of $250,000. The note bore an interest at 15% per annum and matured on August, 2022. The note and accrued interest are convertible at the option of Sky Financial at $0.50 per share but would mandatorily convert to common stock at the same price upon an up list to a national exchange and will have piggyback registration rights to register the shares of common stock underlying the conversion of the notes. In August, 2022, upon maturity of the $250,000 convertible promissory note, the Company paid the accrued interest to Sky Financial and extended the term of the promissory note until August 13, 2023. In August, 2023, upon maturity of the $250,000 convertible promissory note, the company converted the principal balance on the note into 1,000,000 shares of common stock and paid the accrued interest on the note, pursuant to the terms in the agreement.

On December 31, 2021, the Company issued a convertible promissory note to Sky Financial with a principal amount of $350,000. The note bore an interest at a rate of 15% per annum, matured on December 31, 2022. On December 31, 2022 upon maturity of the $350,000 convertible promissory note, the Company extended the term of the promissory note until December 31, 2024 at the same rate of interest. The notes and accrued interest are convertible at the option of Sky Financial at $0.10 per share but will mandatorily convert to common stock at the same price upon an up list to a national exchange and will have piggyback registration rights to register the shares of common stock underlying the conversion of the notes. In October, 2023 the company paid $200,000 of principal and accrued interest and converted the remaining principal of the $350,000 convertible promissory into 513,040 shares of common stock, pursuant to the terms in the agreement.

On March 29, 2022, the Company issued a convertible promissory note to Sky Financial with a principal amount of $1,000,000. The note bore an interest at a rate of 15% per annum and matured on March 29, 2024. In 2023, the company agreed to extend the term of the promissory note until March 29, 2025, at the same rate of interest. As consideration for the extension, the Company issued 2,000,000 shares on 17-month warrants exercisable at $0.125 per share. On March 29, 2024, the Company extended the term of the $1,000,000 promissory note until March 29, 2025, at the same rate of interest. In August, 2024, the Company issued 300 000 shares of its common stock valued at $3,000,000 to settle interest on the debt payable in the amount of $300,000.

On May 21, 2025, the Company extended the term of the $1,000,000 promissory note until March 29, 2027. In exchange for the extension and for no interest to accrue over the extended term, the Company issued 2,400,000 shares of common stock valued at $24,000,000, which is recorded as related party stock compensation expense in general and administrative expenses

Sky Financial’s interest expense and accrued interest for the twelve months ended December 31, 2025 were $0 and $0, respectively. Sky Financial’s interest expense and accrued interest in connection with these notes for the year ended December 31, 2024 was $117,930 and $0, respectively.

As Sky Financial’s convertible promissory note does not accrue interest, imputed interest was calculated and for the twelve months ended December 31, 2025 was $242,214. Imputed interest for the year ended December 31, 2024 was $90,740.

On July 2, 2025 and November 14, 2025, the Company issued convertible notes in the amounts of $25,000 and $15,000, respectively, to Luna Consultant Group, of which our Chairperson Vanessa Luna serves as the President. The notes bear interest at 15% per annum. Interest expense and accrued interest associated with these convertible notes for the year ended December 31, 2025 and 2024 was $2,135 and $2,135, respectively.

On January 14, 2026, the Company issued a convertible note in the amount of $10,000 to Luna Consultant Group, of which our Chairperson Vanessa Luna serves as the President. The note bears interest at 15% per annum, matures six months from the date of the note, and is convertible into shares of the Company’s common stock at a 50% discount to the “Qualified Offering Price,” as defined therein.

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Solyco Capital Bridge Loan

Mr. Culver, a member of our board of directors is a General Partner and Investor with Solyco Advisors, a private equity investment firm based in Detroit, Michigan. Solyco Advisors is the general partner of Solyco CAC, LLC (“Solyco”).

On August 2, 2024, we borrowed $1 million to fund our working capital needs pursuant to the Working Capital Loan. The promissory note has an interest rate, as amended, of 14% and matured on December 31, 2025.

In connection with the Working Capital Loan, we also issued to Solyco the Warrant to purchase up to 200,000 shares of common stock at an exercise price equal to the lower of: (i) $5.00 or (ii) a 50% discount to the “Qualified Offering Price,” as defined therein, and a term of five years.

On January 28, 2025, the Company entered into a subscription agreement with Solyco, pursuant to which the Company agreed to issue a $500,000 convertible promissory note (the “Solyco Convertible Note”) and a warrant to Solyco. The Solyco Convertible Note bears an interest rate, as amended, of 18% per annum, matured on December 31, 2025 and is convertible into shares of the Company’s common stock at a 50% discount to the “Qualified Offering Price,” as defined therein. The accompanying warrant entitles Solyco to purchase up to 100,000 shares of common stock at an exercise price of the lower of (i) $5.00 per share, or (ii) a 50% discount to the “Qualified Offering Price,” as defined therein (the “Solyco Warrant Exercise Price”), and is exercisable through January 27, 2030. In further consideration of the Working Capital Loan and the Solyco Convertible Note, Solyco is also entitled but not required to designate one member of the Company’s Board of Directors and to appoint a non-voting board observer until the Solyco Convertible Note and the Working Capital Loan are repaid and Solyco ceases to be a shareholder of the Company. The agreement includes customary representations and warranties and standard indemnification provisions. A copy of the Solyco Convertible Note and the accompanying subscription agreement and warrant is filed as Exhibit 6.27 this Annual Report.

On July 22, 2025, the Company entered into a subscription agreement with Solyco, pursuant to which the Company agreed to issue a $300,000 convertible promissory note (the “Solyco Convertible Note”) and a warrant to Solyco. The Solyco Convertible Note bears an interest rate, as amended, of 18% per annum, matures on April 22, 2026 and is convertible into shares of the Company’s common stock at a 50% discount to the “Qualified Offering Price,” as defined therein. The accompanying warrant entitles Solyco to purchase up to 60,000 shares of common stock at an exercise price of the lower of (i) $5.00 per share, or (ii) a 50% discount to the “Qualified Offering Price,” as defined therein (the “Solyco Warrant Exercise Price”), and is exercisable through July 22, 2030.

Shares Issued to Related Parties for Services

During the first three quarters of 2024, the Company issued an aggregate of 2,250,000 shares of common stock to our executive officers, including Jason LeBlanc, , Steven Luna and Vanessa Luna, in exchange for their services, all of which were voluntarily returned back to the pursuant to the respective Amendment to the A&R Employment Agreement. Please also see our discussion under “Executive and Director Compensation—Employment Agreements with our Named Executive Officers—Amendment to A&R Employment Agreements” for more details.

Item 6. Other Information

Lendspark Financing

On March 13, 2026, the Company entered into a Securities Purchase Agreement with Lendspark Corporation (“Lendspark”), pursuant to which the Company agreed to issue a secured promissory note with a principal amount of $550,000, which includes an original issue discount of $50,000, resulting in net proceeds to the Company of $500,000 (the “Lendspark Note”). The Lendspark Note bears a one-time interest charge of 12% on the principal amount ($66,000), which is earned in full as of the issue date. The Lendspark Note matures on March 13, 2027 and is convertible into shares of the Company’s common stock at a conversion price equal to 65% of the lowest traded price of the common stock during the ten trading days immediately preceding the conversion date. The Company also issued to Lendspark a warrant to purchase 166,667 shares of common stock at an exercise price of $5.00 per share (the “Lendspark Warrant”). The Lendspark Note is secured by all assets of the Company pursuant to a Security Agreement entered into on the same date.

Lendspark has the right, at its sole discretion, during the one-year period following the date of the Securities Purchase Agreement, to provide additional funding of up to $500,000 on the same terms as the Lendspark Note. The Securities Purchase Agreement includes customary representations, warranties, and covenants, as well as piggy-back registration rights for shares issuable upon conversion of the Lendspark Note and exercise of the Lendspark Warrant. Copies of the Securities Purchase Agreement, Secured Promissory Note, Security Agreement, and Common Stock Purchase Warrant are filed as Exhibits 6.28 through 6.31 to this Annual Report.

48

Item 7. Financial Statements

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Alternative Ballistics Corporation, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Alternative Ballistics Corporation. (the Company) as of December 31, 2025 and 2024, and the related statements of operations, statements of stockholders’ deficit, and cash flows for the two years period ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two years period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the accompanying financial statements, the Company has not yet generated any significant revenue, has incurred recurring losses from operations, generated negative cash flows from operating activities and had an accumulated deficit that raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans in regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Going Concern

As discussed in Note 1, the Company has not yet generated any significant revenue, has incurred recurring losses from operations, generated negative cash flows from operating activities and had an accumulated deficit that raise substantial doubt about the Company’s ability to continue as a going concern. Auditing management’s evaluation of a going concern can be a significant judgment given the fact that the Company uses management estimates on future revenues and expenses, which are difficult to substantiate.

We evaluated the appropriateness of the going concern, we examined and evaluated the financial information along with management’s plans to mitigate the going concern and management’s disclosure on going concern.

/s/ M&K CPAS, PLLC

We have served as the Company’s auditor since 2021. The Woodlands, Texas

April 30, 2026

F-2

Alternative Ballistics Corporation
Balance Sheets

	December 31,	December 31,
	2025	2024
ASSETS
Current assets
Cash	$4,116	$234,907
Inventory	20,327	25,058
Prepaid expenses & Other current assets	23,449	21,006
Total current assets	47,892	280,971

Other Assets
Fixed Assets, net	5,078	7,645
ROU Asset, net	-	62,812
Total other assets	5,078	70,457

Total assets	$52,970	$351,428

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	527,835	162,873
Accrued liabilities	551,281	755,269
Lease liability	-	64,306
Interest payable	307,275	38,530
Convertible notes payable - short term, net of debt discount	1,727,633	751,268
Related party convertible notes payable	40,000	1,000,000
Total current liabilities	3,154,024	2,772,246

Related party convertible notes payable - long term	1,000,000	-
Total long-term liabilities	1,000,000	-

Total liabilities	4,154,024	2,772,246

Stockholders’ deficit
Preferred stock, $0.001 par value, 400,000 shares authorized, 400,000 and 400,000 shares issued and outstanding as of December 31, 2025 and December 31, 2023, respectively	400	400
Common stock, $0.001 par value, 50,000,000 shares authorized, 31,776,245 and 27,942,806 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	31,787	27,953
Additional paid in capital	95,447,597	56,077,950
Subscription payable	50,000	-
Accumulated deficit	(99,630,838)	(58,527,121)
Total stockholders’ deficit	(4,101,054)	(2,420,818)

Total liabilities and stockholders’ deficit	$52,970	$351,428

F-3

Alternative Ballistics Corporation

Statements of Operations

	For the years ended
	December 31, 2025	December 31, 2024

Revenue	$7,550	$7,000
Less: Cost of Sales	2,244	1,150
Gross Margin	5,306	5,850

Operating expenses
General and Administrative	39,433,273	14,259,711
Sales and marketing	499,400	462,478
Professional fees	392,275	348,931
Research and development	2,610	10,597
Total operating expenses	40,327,558	15,081,717

Loss from operations	(40,322,252)	(15,075,867)

Other expenses
Interest expense	(781,465)	(247,837)
Total other expenses	(781,465)	(247,837)

Net loss before tax provision	(41,103,717)	(15,323,704)
Tax provision	-	-
Net loss	$(41,103,717)	$(15,323,704)

Net loss per common share - basic and diluted	$(1.35)	$(0.56)

Weighted average number of common shares outstanding - basic and diluted	30,370,501	27,226,816

F-4

Alternative Ballistics Corporation
Statements of Stockholders’ Deficit

	Series A Preferred Stock		Common Stock		Additional Paid-in	Subscriptions	Accumulated	Stockholder’s
	Shares	Amount	Shares	Amount	Capital	Payable	Deficit	Deficit
Balance, December 31, 2023	400,000	$400	26,545,156	$26,545	$41,984,610	$123,334	$(43,203,417)	$(1,068,528)

Shares issued for cash, net of offering cost	-	-	24,550	32	245,468		-	245,500
Shares issued for services	-	-	1,008,100	1,011	10,079,989	(83,334)	-	9,997,666
Forgiveness of stock payable, related party	-	-			40,000	(40,000)	-	-
Shares issued on conversion of Notes Payable, related party	-	-	300,000	300	299,700	-	-	300,000
Shares issued on warrant exercise	-	-	65,000	65	137,435	-	-	137,500
Fair value of warrants issued for service	-	-	-	-	2,638,287	-	-	2,638,287
Fair value of warrants issued on debt discount	-	-	-	-	561,721	-	-	561,721
Imputed interest on notes payable - related party	-	-			90,740	-	-	90,740
Net loss	-	-	-	-	-	-	(15,323,704)	(15,323,704)
Balance, December 31, 2024	400,000	$400	27,942,806	$27,953	$56,077,950	$-	$(58,527,121)	$(2,420,818)

Shares issued for cash, net of offering cost	-	-	8,850	9	88,491	-	-	88,500
Shares issued for services	-	-	65,700	66	656,934	50,000	-	707,000
Shares issued for conversion of deferred compensation			547,889	548	5,478,324	-	-	5,478,872
Shares issued for services, related party	-	-	811,000	811	8,109,189	-	-	8,110,000
Shares issued for extension of note payable-related party	-	-	2,400,000	2,400	23,997,600	-	-	24,000,000
Imputed interest on notes payable - related party	-	-			242,214	-	-	242,214
Stock compensation for stock options	-	-	-	-	89,769	-	-	89,769
Fair value of warrants issued on debt discount	-	-	-	-	461,723			707,126
Financing costs from revaluation of warrants					245,403
Net loss	-	-	-	-	-	-	(41,103,717)	(41,103,717)
Balance, December 31, 2025	400,000	$400	31,776,245	$31,787	$95,447,597	$50,000	$(99,630,838)	$(4,101,054)

F-5

Alternative Ballistics Corporation
Statements of Cash flows

	For the years ended
	December 31, 2025	December 31, 2024
Cash Flows from Operating Activities
Net loss	$(41,103,717)	$(15,323,704)

Stock based compensation	796,769	10,081,000
Stock based compensation, related party	8,110,000	-
Stock based compensation for extension of convertible note payable, related party	24,000,000	-
Stock based compensation, loss on conversion of deferred compensation	4,820,937
Amortization of debt issuance costs	638,088	312,989
Financing costs from revaluation of warrants	245,403	-
Stock based compensation - warrants	-	2,638,287
Gain on forgiveness on stock payable	-	(83,334)
Loss on disposal of fixed assets	800	-
ROU asset	62,812	(62,812)
ROU liability	(64,306)	64,306
Depreciation	3,458	11,771
Imputed interest	242,214	90,740

Changes in assets and liabilities:
Prepaid expenses and other current assets	(2,443)	(16,056)
Inventory	4,731	7,113
Accounts payable and accrued liabilities	1,087,654	688,248
Related party interest payable	-	-
Net cash used in operating activities	(1,157,600)	(1,591,452)

Cash Flows from Investing Activities:
Purchase of fixed assets	(1,691)	(1,798)
Net cash used in investing activities	(1,691)	(1,798)

Cash Flows from Financing Activities:
Warrants exercised for cash	-	137,500
Proceeds from convertible notes payable – related party	40,000	-
Proceeds from convertible notes payable	800,000	1,000,000
Proceeds from sale of common stock	88,500	245,500
Principal payments on debt – interest	-	(116,488)
Net cash provided by financing activities	928,500	1,266,512

Net (decrease) increase in cash	(230,791)	(326,738)

Cash, beginning of period	234,907	561,645

Cash, end of period	$4,116	$234,907

Supplemental disclosure of cash flow information
Cash paid for interest	$25,104	$116,488

SUPPLEMENTARY DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Loans payable – related party settled with stock	$-	$300,000
Deferred compensation exchanged for stock	$657,935	$-
Forgiveness of stock payable – related party	$-	$40,000
Warrant issued on convertible note payable (debt discount)	$461,723	$561,721

F-6

1.	ORGANIZATION AND BUSINESS OPERATIONS

Alternative Ballistics Corporation (the “Company”) was incorporated in the State of Nevada on August 27, 2020. Our offices are located at 5940 S. Rainbow Blvd, Las Vegas, NV 89118.

Alternative Ballistics Corporation is a next generation less-lethal technology company. It is a new venture, which specializes in the production and distribution of a less-lethal impact munition known as “The Alternative® - to Lethal Force” designed for the law enforcement industry.

Basis of Presentation

The accompanying financial statements represent the results of operations, financial position and cash flows of Alternative Ballistics Corporation. prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Management evaluated all relevant conditions and events that are reasonably known or reasonably knowable, in the aggregate, as of the date the financial statements are issued and determined that substantial doubt exists about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent on the Company’s ability to generate revenues and raise capital. The Company has not generated sufficient revenues to provide sufficient cash flows to enable the Company to finance its operations internally. As of December 31, 2025 and 2024, the Company had $4,116 and $234,907 cash on hand, respectively. At December 31, 2025 and 2024, the Company has an accumulated deficit of $99,580,838 and $58,527,121, respectively. For the twelve months ended December 31, 2025, the Company had a net loss and cash used in operations of $41,053,717 and $1,157,600, respectively. For the twelve months ended December 31, 2024, the Company had a net loss and cash used in operations of $15,323,704 and $1,591,452, respectively. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Over the next twelve months management intends to raise additional capital through debt and equity financing in order to promote and sell its products. If the Company fails to obtain additional capital the Company may be forced to scale back or discontinue its operations. However, there is no guarantee the Company will raise capital to continue operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements represent the results of operations, financial position and cash flows of Alternative Ballistics Corporation. prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America.

On August 8, 2025, the Company effected a 1-for-5 reverse stock split of its common and preferred stock. As a result, every 5 shares of issued and outstanding common and preferred stock were automatically combined into 1 share of common or preferred stock. All share and per-share amounts in the financial statements and accompanying notes have been retroactively adjusted to reflect the reverse stock split.

F-7

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company measures fair value in accordance with Accounting Standards Codification (“ASC”) 820 – Fair Value Measurements. ASC 820 defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurements. ASC 820 establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, ASC 820 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by ASC 820 are:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted market prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Valuation of instruments includes unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

As defined by ASC 820, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale, which was further clarified as the price that would be received to sell an asset or paid to transfer a liability (“an exit price”) in an orderly transaction between market participants at the measurement date.

The reported fair values for financial instruments that use Level 2 and Level 3 inputs to determine fair value are based on a variety of factors and assumptions. Accordingly, certain fair values may not represent actual values of the Company’s financial instruments that could have been realized as of December 31, 205 and 2024 or that will be recognized in the future, and do not include expenses that could be incurred in an actual settlement. The carrying amounts of the Company’s financial assets and liabilities, such as cash, prepaid expenses, inventory, accounts payable and accrued liabilities, and related party and third-party notes payables approximate fair value due to their relatively short maturities. The Company’s notes payable to related parties approximates the fair value of such instrument based upon management’s best estimate of terms that would be available to the Company for similar financial arrangements at December 31, 2025 and 2024.

The carrying value of financial assets and liabilities recorded at fair value is measured on a recurring or nonrecurring basis. Financial assets and liabilities measured on a non-recurring basis are those that are adjusted to fair value when a significant event occurs.

F-8

Related parties

The Company follows ASC 850, “Related Party Disclosures” for reporting activities with related parties. A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Impairment of Long-Lived Assets

Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such situations, long-lived assets are considered impaired when future undiscounted cash flows resulting the use of the asset and its eventual disposition are less than the asset’s carrying amount. In such situations, the asset is written down to the present value of the estimated future cash flows. Factors that are considered when evaluating long-lived assets for impairment include a current expectation that it is more likely than not that the long-lived asset will be sold significantly before the end of its useful life, a significant decrease in the market price of the long-lived asset, and a change in the extent of manner in which the long-lived asset is being used. Based on management’s assessment there were no impairments to its long-lived assets at December 31, 2025 and 2024.

Property and Equipment

Property and equipment are recorded at cost for purchases over $500 and depreciated using the straight-line method over the estimated useful lives ranging from three to ten years. The Company capitalizes direct costs associated with property and equipment in accordance with ASC 360 – Property, Plant, and Equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful life or the term of the related lease. Expenditures for ordinary repairs and maintenance are expensed as incurred.

Advertising

The Company expenses the cost of advertising, including promotional expenses, as incurred. Advertising expenses for the twelve months ended December 31, 2025, and 2024 were $139,764 and $197,763, respectively.

Research and Development

Costs related to the conceptual formulation and design of products and processes are charged to Research and Development as incurred. Development of a product is deemed complete when it is qualified through reviews and tests for performance and reliability. Subsequent to product qualification, product costs are included in cost of goods sold. Research and Development expenses for the twelve months ended December 31, 2025, and 2024 were $2,610 and $10,597, respectively.

Stock-based Compensation

The Company recognizes stock-based compensation issued to employees in accordance with ASC 718 – Compensation: Stock Compensation, based on the fair value of the equity instrument in exchange for employee or consulting services and the resulting recognition of compensation expense.

F-9

Income Taxes

The Company accounts for its income taxes in accordance with FASB Codification Topic ASC 740-10, “Income Taxes”, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Concentrations of Credit Risk and Financial Instruments

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash.

The Company’s cash balances are placed at financial institutions, which at times, may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash

Basic and Diluted Loss per Share

The Company follows ASC Topic 260 to account for the earnings per share. Basic earnings per common share (“EPS”) calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. During periods when common stock equivalents, if any, are anti-dilutive they are not considered in the computation.

The Company reports earnings (loss) per share in accordance with FASB Codification Topic ASC 260-10 “Earnings Per Share”, Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares available. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted earnings (loss) per share has not been presented for the years ending December 31, 2025 and 2024, respectively, since the effect of the assumed exercise of options and warrants to purchase common shares (common stock equivalents) would have an anti-dilutive effect. There are 3,527,275 and 19,016,807 additional shares issuable in connection with outstanding options, warrants, stock payable and convertible debts as of December 31, 2025 and 2024, respectively.

Recent Accounting Pronouncements

In November 2024, the FASB issued Accounting Standard Update No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). This standard requires additional disclosures over certain expenses, including purchases of inventory, employee compensation, depreciation, intangible asset amortization, and other specific expense categories. This standard also requires disclosure of the total amount of selling expenses and the Company’s definition of selling expenses. This update is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. We are evaluating the impact this update will have on our annual disclosures; however, there was no impact our financial condition, results of operations, or cash flows.

Reclassifications of Prior Period Amounts

Certain prior period amounts have been reclassified within operating expenses to conform to the current period presentation. These changes were made to better reflect the Company’s cost structure and improve consistency in financial reporting. The reclassifications had no effect on previously reported total operating expenses, net income (loss), total assets, or shareholders’ equity.

F-10

3.	BUSINESS SEGMENT INFORMATION

Our flagship product, The Alternative®, is currently the only offering in our reportable segment focused on less-lethal technologies. This segment encompasses all of the Company’s global efforts in promoting and selling The Alternative® to domestic and international professional markets, including law enforcement, military, and private security end users.

This is a niche market that offers various tools and options for law enforcement, military, and security personnel to deploy types of ammunition designed to temporarily incapacitate, stun, or cause temporary discomfort without penetrating the body. Our product stands out as the only less-lethal technology available that can be carried by officers, allowing them to instantly and temporarily convert their service weapon into a less-lethal kinetic device without the need to transition to a completely separate platform.

The accounting policies for the less-lethal technologies segment align with those outlined in the summary of significant accounting policies. The Chief Executive Officer is the Chief Operating Decision Maker (“CODM”) and assesses the performance of this segment and allocates resources based on net income, which is reflected in the income statement as total income. The measure of segment assets is represented as total assets on the balance sheet.

The CODM evaluates the income generated from segment assets, known as return on assets, using net income. This information assists the CODM in deciding whether to reinvest profits into the less lethal technologies segment or allocate resources to other areas of the business, such as acquisitions or dividend payments.

Net income is also utilized to monitor the difference between budgeted and actual results, offering insights into financial performance and guiding any necessary corrective actions. Additionally, the CODM employs net income for competitive analysis by comparing the performance of the less lethal technologies segment against competitors.

This combination of competitive analysis and budget-to-actual monitoring is crucial for assessing the segment’s performance and determining management compensation.

The company does not engage in any intra-entity sales or transfers.

The Company has identified one reportable segment: the less lethal technologies segment. The less lethal technologies segment primarily generates revenue in North America, and the company manages its sole product sales and associated expenses on a total basis.

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2025, prepaid expenses and other current assets consist of accounts receivable of $5,578, prepaid insurance of $6,915 and a lease deposit of $10,956.

As of December 31, 2024, prepaid expenses and other current assets consist of prepaid trade shows of $5,050, lease deposit of $10,956, and receivables from deposits for stock purchases of $5,000 held at the Company’s securities offering subscription platform which had not been released to the Company..

F-11

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment as of December 31, 2025 and 2024 comprise of the following:

	December 31,	December 31,	Estimated Useful Lives
	2025	2024
Tooling and molds	$86,711	$86,711	10 years
Computer equipment	10,956	9,265	3 years
Furniture and fixtures	2,844	3,964	5 years
	100,511	99,940
Less accumulated deprecation	(95,433)	(92,295)
Total property and equipment, net	$5,078	$7,645

Depreciation expense for the twelve months ended December 31, 2025 and 2024 was $3,458 and $11,771, respectively.

6.	LEASES

On January 1, 2024, the Company entered into a two-year non-cancellable property lease, for 996 square feet of office space, at a monthly lease term of $5,229 with a second year monthly escalation to $5,478. Included in the lease are utilities and property taxes.

On May 23, 2025 the company entered into a one-year lease for an office space in Las Vegas, NV, at $2,152 a month for the term August 1, 2025-July 31, 2025..

Supplemental balance sheet information related to leases was as follows:

	For the Year Ended
	December 31,
Operating lease:	2025	2024

Operating lease assets	$-	$62.812
Current portion of operating lease liabilities	$-	$64,306
Noncurrent operating lease liabilities	-	-
Total operating lease liability	$-	$64.306

Weighted average remaining lease term
Operating leases (years)	-	1.0

Weighted average discount rate:	-	4.08%

Supplemental cash flow and other information related to operating leases was as follows:

	For the Twelve Months Ended
	December 31,
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	$64,306	$64,242

Total operating lease liabilities	$-	$64,306

F-12

Our anticipated future lease commitments on a calendar year basis in US dollars, under non-cancelable operating leases are as follows:

Minimum
Year Ending	Lease
December 31,	Commitments
2025	15,064
Total future minimum lease liabilities	$15,064

7.	CONVERTIBLE NOTES

The Company has the following notes outstanding:

	December 31, 2025	December 31, 2024
Note payable18% interest, due December 31, 2025	$1,000,000	$1,000,000
Note payable, 18% interest, due December 31, 2025	500,000	-
Note payable, 18% interest, due April 22, 2026	300,000	-
Discount on Note Payable	(72,367)	(248,732)
Note Payable (Net of Discount)	$1,727,633	$751,268

On August 2, 2024, the Company issued a convertible promissory note with a principal amount of $1,000,000. As amended on July 22, 2025 and September 2, 2025, the notes bear interest at a rate of 18% per annum and the maturity date was modified to December 31, 2025, respectively. The amendment on July 22, 2025 modified the conversion rate to 50% discount of a Qualified Offering Price. Also, the amendment modified the exercise price of the warrants issued with these convertible notes to the lower of (i) $5.00 per share or (ii) 50% discount to the Qualified Offering Price The proceeds received were allocated between the convertible note and warrants on a relative fair value basis. From the initial agreement and the amendments, the aggregate estimated value of the warrants, using the Black-Scholes Pricing Model, based on a weighted average volatility rate of 70.2% and a weighted average call option value of $1.282, was $1,281,598. The warrants resulted in a debt discount of $248,732, which was fully amortized by the end of 2025 using a straight-line method, which approximates the effective interest method.

On January 28, 2025 the Company issued a convertible promissory note with a principal amount of $500,000. As amended on July 22, 2025 and September 2, 2025, the notes bear interest at a rate of 18% per annum and the maturity date was modified to December 31, 2025, respectively. Furthermore, the amendment on July 22, 2025 modified the conversion rate to 50% discount of a Qualified Offering Price. Also, the amendment modified the exercise price of the warrants issued with these convertible notes to the lower of (i) $5.00 per share or (ii) 50% discount to the Qualified Offering Price. The proceeds received were allocated between the convertible note and warrants on a relative fair value basis. The aggregate estimated value of the warrants using the Black-Scholes Pricing Model, based on a weighted average volatility rate of 70.2% and a weighted average call option value of $1.295, was $647,408. The warrants resulted in a debt discount of $282,118, which was fully amortized during 2025 using the straight-line method, which approximates the effective interest method.

F-13

On July 22, 2025 the Company issued a convertible note in the amount of $300,000. The note bears interest at 18% and matures on April 22, 2026. The principal balance and accrued interest are convertible at a conversion price equal to the lower of (i) a 50% discount to the Qualified Offering Price and (ii) any conversion price offered to other noteholders on notes issued subsequent to the date of this convertible note. In connection with the note the company issued warrants convertible to 60,000 shares of common stock. The exercise price of the warrants issued with these convertible notes to the lower of (i) $5.00 per share or (ii) 50% discount to the Qualified Offering Price. The proceeds received were allocated between the convertible note and warrants on a relative fair value basis. The aggregate estimated value of the warrants using the Black-Scholes Pricing Model, based on a weighted average volatility rate of 71.5% and a weighted average call option value of $1.492, was $447,544. The warrants resulted in a debt discount of $179,606. The aggregate debt discounts of $72,367, as of December 31, 2025, are being amortized over the life of the loan using the straight-line method, which approximates the effective interest method.

Interest expense and accrued interest associated with these convertible notes for the twelve months ended December 31, 2025 was $358,545 and $305,115, respectively. Interest expense and accrued interest associated with convertible notes for the twelve months ended December 31, 2024 was $38,530 and $38,350, respectively.

8.	CONVERTIBLE NOTES PAYABLE TO RELATED PARTIES

The company had the following convertible notes payable related party outstanding:

	December 31, 2025	December 31, 2024
Related Party convertible Note payable, 15% interest, due March 2027	$1,000,000	$1,000,000
Related Party convertible Note payable, 15% interest, due April 2026	25,000	-
Related Party convertible Note payable, 15% interest, due August 2026	15,000	-
	$1,040,000	$1,000,000

On March 29, 2022, the Company issued a convertible promissory note with a principal amount of $1,000,000. The note bore an interest at a rate of 15% per annum and matured on March 29, 2024. The notes and accrued interest are convertible at the option of the noteholder at $1.00 per share but will mandatorily convert to common stock at the same price upon an up list to a national exchange and will have piggyback registration rights to register the shares of common stock underlying the conversion of the notes. In 2023, the company agreed to extend the term of the promissory note until March 29, 2025, at the same rate of interest. As consideration for the extension, the Company issued 2,000,000 shares on 17-month warrants exercisable at $0.125 per share. On March 29, 2024, the Company extended the term of the $1,000,000 promissory note until March 29, 2025, at the same rate of interest. In August, 2024, the Company issued 300 000 shares of its common stock valued at $3,000,000 to settle interest on the debt payable in the amount of $300,000.

On May 21, 2025, the Company extended the term of the $1,000,000 promissory note until March 29, 2027. In exchange for the extension and for no interest to accrue over the extended term, the Company issued 2,400,000 shares of common stock valued at $24,000,000, which is recorded as related party stock compensation expense in general and administrative expenses

Related Party interest expense and accrued interest for the twelve months ended December 31, 2025 were $0 and $0, respectively. Related Party interest expense and accrued interest in connection with these notes for the year ended December 31, 2024 was $117,930 and $0, respectively.

As the Related Party convertible promissory note does not accrue interest, imputed interest was calculated and for the twelve months ended December 31, 2025 was $242,214. Imputed interest for the year ended December 31, 2024 was $90,740.

On July 2, 2025 and November 14, 2025, the Company issued convertible notes in the amounts of $25,000 and $15,000, respectively, to another related party. The notes bear interest at 15% per annum The principal balance and accrued interest are convertible at a conversion price equal to the lower of (i) a 50% discount to the Qualified Offering Price and (ii) any conversion price offered to other noteholders on notes issued subsequent to the date of this convertible note. Interest expense and accrued interest associated with these convertible notes for the year ended December 31, 2025 was $2,135 and $2,135, respectively.

F-14

9.	STOCKHOLDERS’ EQUITY

Overview

The Company is authorized to issue up to 50,000,000 shares of common stock with a par value of $0.001. The Company is also authorized to issue 400,000 and 400,000 shares of preferred stock and Series A preferred stock with a par value of $0.001, respectively.

As of December 31, 2025 and December 31, 2024, there were 31,776,245 and 27,942,806 shares of common stock issued and outstanding, respectively.

As of December 31, 2025 and 2024, there were 400,000 shares of Series A Preferred stock issued and outstanding.

Stock Warrants

On April 1, 2024, the company issued 300,000 shares on three month warrants exercisable at $2.50 per share. On July 1, 2024, warrants were partially exercised into shares 45,000 shares of common stock at $2.50 per share. The remaining 255,000 warrants were forfeited.

On April 4, 2024, the company extended 400,000 share terms on the 1-year warrants issued on October 3, 2023, to December 31, 2024. On December 31, 2024, the warrant terms were further extended to February 15, 2025 at $1.25 per share.

On July 1, 2024, the company issued 50,000 shares on nine month warrants exercisable at $2.50 per share for services rendered.

On July 11, 2024, warrants were partially exercised into shares 20,000 shares of common stock at $1.25 per share. The remaining 60,000 warrants were forfeited.

On August 2, 2024, the company issued 200,000 shares on 5-year warrants exercisable at $10.00 per share as consideration for a note payable of $1,000,000. On July 22, 2025, the exercise price was amended to the lower of (i) $5.00 per share or (ii) 50% discount to the Qualified Offering Price.

On January 21, 2025, the company extended 200,0000 share terms on the 5-year warrants issued on August 2, 2024 to January 21, 2030.

On January 28, 2025, the company issued 100,000 shares on 5-year warrants exercisable at $10.00 per share as consideration for a note payable of $500,000. On July 22, 2025 the exercise price was amended to the lower of (i) $5.00 per share or (ii) 50% discount to the Qualified Offering Price.

On July 22, 2025, the company issued 60,000 shares on 5-year warrants exercisable at lower of (i) $5.00 per share or (ii) 50% discount to the Qualified Offering Price per share as consideration for a note payable of $300,000.

F-15

The fair value of each warrant grant is estimated on the date of grant recognizing share-based compensation expense over the vesting period based on the estimated number of equity instruments expected to vest and uses Plain Vanilla for calculating the expected terms of options, using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants under the fixed option plan:

	December 31, 2025	December 31, 2024

Average risk-free interest rates	3.88-3.91%	3.62 – 5.15%
Average expected life (in years)	4.5-5.0	0.4 - 5.0
Volatility	70.2-71.5%	62.9 - 68.2%

The following is a summary of activity of outstanding common stock warrants:

	Number of Shares	Weighted Average Exercise Price
Balance, December 31, 2023	2,880,000	$0.469
Warrants expired	(715,000)	$1.696
Warrants Converted into stock	(65,000)	$2.115
Warrants granted and assumed	550,000	$3.41
Balance, December 31, 2024	2,650,000	$0.708
Warrants expired	(2,450,000)	$0.357
Warrants granted and assumed	160,000	$5.000
Balance, December 31, 2025	360.000	$5.000

Stock Options

On September 20, 2024, the Company granted options to four members of the board of directors. The options expire ten years following issuance and have an exercise price of $10.00. The options vest quarterly and have a total fair value of $102,700. The Company valued the options using the Black-Scholes model with the following key assumptions: fair value stock price, $10.00, Exercise price, $10.00, Term 10 years, Expected term 5 years, Volatility 73%, and Discount rate 3.43% and a dividend yield of 0%.

On September 20, 2024, the Company granted options to a member of the board of directors. The options expire five years following issuance and have an exercise price of $11.00. The options vest quarterly and have a total fair value of $16,990. The Company valued the options using the Black-Scholes model with the following key assumptions: fair value stock price, $10.00, Exercise price, $11.00, Term 5 years, Expected term 3.0 years, Volatility 64%, and Discount rate 3.42% and a dividend yield of 0%.

The following is a summary of activity of common stock options:

	Number of Shares	Weighted Average Exercise Price
Balance, December 31, 2023	-	$-
Options expired	-	$-
Options granted	20,000	$10.20
Balance, December 31, 2024	20,000	$10.20
Options expired	-	$-
Options granted	-	$-
Balance, December 31, 2025	20,000	$10.20

F-16

Series A Preferred Stock

On September 10, 2020, the Board of Directors approved the designation of a class of preferred stock “Series A Preferred Stock” consisting of 2,000,000 shares, par value $0.001.

On September 10, 2020, the Company issued 400,000 shares of Preferred Stock to its CEO as founder shares.

Under the Certificate of Designation, holders of the Series A Preferred Stock are entitled to vote together with the holders of the Company’s common stock on all matters submitted to shareholders at a rate of one hundred (100) votes for each share held. The formal designation was filed on September 30, 2022.

As of December 31, 2025 and 2024, there were 400,000 shares of preferred stock issued and outstanding.

Common Stock

During the year ended December 31, 2024, the Company issued 24,550 shares for cash proceeds of $245,500.

During the year ended December 31, 2024, the Company issued 300,000 shares to settle accrued interest on convertible promissory notes of $300,000.

During the year ended December 31, 2024, stock warrants were exercised, resulting in an increase of 65,000 shares, valued at $137,500.

During the year ended December 31, 2024, the Company issued 1,008,100 shares valued at $10,081,000 for service, which is based on the price the Company raised capital during the year.

During the year ended December 31, 2024, the Company forgave stock payable in the amount of $83,334 which was recorded to APIC.

During the year ended December 31, 2025, the Company issued 8,850 shares for cash proceeds of $88,500.

During the year ended December 31, 2025, the Company issued 2,400,000 shares valued at $24,000,000 to a related party to extend the maturity date on convertible promissory notes of $1,000,000.

During the year ended December 31, 2025, the Company issued 876,700 shares valued at $8,767,000 for service, which is based on the price the Company raised capital during the year.

During the year ended December 31, 2025, the Company issued 547,887 shares valued at $5,478,872 for conversion of deferred compensation, which is based on the price the Company raised capital during the year. As a result of this conversion, the shares were issued at a price of $0.25 per share, which was below the estimated fair value of $2.00 per share at the time of conversion. Accordingly, the Company recognized a loss of approximately $4.8 million related to this transaction.

Subscriptions payable

During the year ended December 31, 2025, the Company accrued $50,000 in stock payable for services, which is based on the price the Company raised capital during the year.

F-17

10.	INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company recorded the valuation allowance due to the uncertainty of future realization of federal and state net operating loss carryforwards. The deferred income tax assets are comprised of the following at December 31, 2025 and 2024:

	2025	2024
Deferred income tax assets:	$3,101,837	$1,514,477
Valuation allowance	(3,101,837)	(1,514,477)
Net deferred tax asset	$-	$-

Reconciliation between the statutory rate and the effective tax rate is as follows at December 31, 2025 and 2024:

	2025	2024
Effective Tax Rate Reconciliation:
Federal statutory tax rate	21.00%	21.00%
State taxes, net of federal benefit	0%	0%
Change in valuation allowance	-21.00%	-21.00%
Effective tax rate	0.00%	0.00%

The current income tax benefit of $1,587,361 and $546,928 generated for the year ended December 31, 2025 and 2024, respectively, was offset by an equal increase in the valuation allowance. The valuation allowance was increased due to uncertainties as to the Company’s ability to generate sufficient taxable income to utilize the net operating loss carryforwards which is the only significant component of deferred taxes.

As of December 31, 2025, the Company had California net operating loss (“NOL”) carryforwards of approximately $14,770,654. All California NOLs were generated in tax years beginning in 2020 or later.

For California income tax purposes, these NOL carryforwards are generally available for use for up to 20 years from the year generated and are subject to annual utilization limitations, which may include percentage-based limitations or temporary suspensions under applicable California tax law.

For U.S. federal income tax purposes, NOLs generated in tax years beginning after December 31, 2017 may be carried forward indefinitely. Federal NOL utilization is generally limited to 80% of taxable income in any given year, subject to applicable federal tax law provisions.

The Company recognizes interest and penalties related to uncertain tax positions in general and administrative expense. As of December 31, 2025 and 2024 the Company has no unrecognized uncertain tax positions, including interest and penalties.

F-18

11.	COMMITMENTS AND CONTIGENCIES

The Company’s commitments are disclosed in other footnotes to the financial statements.

The Company is subject to a claim related to past due rent arising in the ordinary course of business. As of December 31, 2025, the Company has recorded an accrual for this matter in the accompanying financial statements. Management believes the recorded amount represents its best estimate of the probable loss associated with this claim. While the ultimate outcome cannot be predicted with certainty, management does not expect the resolution of this matter to have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

12.	SUBSEQUENT EVENTS

On January 14, 2026 the Company issued a convertible note in the amount of $10,000 to a related party. The note bears interest at 15%.

On January 28, 2026, the Company issued 250,000 shares of common stock to a consultant to provide strategic business development and networking services.

On January 29, 2026, the Company issued a convertible note in the amount of $50,000. The note bears interest at 18% and the conversion price is $1.00. In connection with the note the company will issue warrants convertible to 50,000 shares of common stock at an exercise price of $1.00.

On February 2, 2026, the Company issued a convertible note in the amount of $50,000. The note bears interest at 18% and the conversion price is $1.00. In connection with the note the company will issue warrants convertible to 50,000 shares of common stock at an exercise price of $1.00.

On March 17, 2026, the Company issued a secured convertible promissory note with a principal amount of $550,000 for gross proceeds of $500,000, reflecting an original issue discount of $50,000. The note bears interest at 12% per annum. The outstanding principal and accrued interest are convertible into shares of the Company’s common stock at a conversion price equal to a 35% discount to the market price at the time of conversion. In connection with the issuance of the note, the Company agreed to issue warrants to purchase up to 100,000 shares of common stock at an exercise price of $5.00 per share.

F-19

Item 8. Exhibits

Item 4.	Exhibits

Exhibit		Description
2.1	*	Articles of Incorporation of the Registrant filed with the Nevada Secretary of State on August 27, 2020
2.2	*	Certificate of Amendment to Articles of Incorporation of the Registrant filed with the Nevada Secretary of State on July 8, 2021
2.3	*	Certificate of Designation of the Registrant filed with the Nevada Secretary of State on July 12, 2021
2.4	*	Certificate of Amendment to Articles of Incorporation of the Registrant filed with the Nevada Secretary of State on July 18, 2022
2.5	*	Certificate of Amendment to Certificate of Designation of the Registrant filed with the Nevada Secretary of State on September 30, 2022
2.6	*	Bylaws of the Registrant
2.7	*	Certificate of Charter Amendment
2.8	*	Certificate of Designation Amendment
3.1	†*	2021 Omnibus Equity Compensation Plan of the Registrant
6.1	†*	A&R Executive Employment Agreement between the Registrant and Steven Luna dated August 24, 2021
6.2	†*	A&R Executive Employment Agreement between the Registrant and Jason LeBlanc dated August 24, 2021
6.3	†*	A&R Executive Employment Agreement between the Registrant and Richard Nagle dated August 24, 2022
6.4	†*	A&R Executive Employment Agreement between the Registrant and Vanessa Luna dated August 24, 2022
6.5	*	Form of Advisory Agreement
6.6	*	Lease Agreement between the Registrant and Premier Workspaces dated May 17, 2023
6.7	*	Agreement with Issuance, Inc. dated November 17, 2023
6.8	*	Agreement with GrowthTurbine dated January 30, 2024
6.9	*	2025 Executive Employment Agreement with Steven Luna, dated May 1, 2025
6.10	*	2025 Executive Employment Agreement with Vanessa Luna, dated May 1, 2025
6.11	*	2025 Executive Employment Agreement with Jason LeBlanc, dated May 1, 2025
6.12	*	Addendum To Director Agreement with Bruce Culver, dated June 25, 2025
6.13	*	Addendum To Director Agreement with Bruce Amaro, dated June 25, 2025
6.14	*	Restricted Common Stock Award Agreement with Cuento LLC, dated January 1, 2025
6.15	*	Amended And Restated Warrant Agreement with Solyco CAC, LLC, dated January 21, 2025
6.16	*	Third Amendment To Convertible Promissory Note Sky Financial & Intelligence, LLC, dated May 21, 2025
6.17	*	Bridge Loan Offering Documents with Vanessa Luna, dated July 2, 2025
6.18	*	Bridge Loan Offering Documents with Solyco CAC, LLC, dated July 22, 2025
6.19	*	Omnibus Amendment No. 1 to Bridge Loan Documents with Solyco CAC, LLC, dated July 22, 2025
6.20	*	Omnibus Amendment No. 2 to Bridge Loan Documents with Solyco CAC, LLC, dated July 22, 2025
6.21	*	Omnibus Amendment No. 1 to Bridge Loan Documents with Solyco CAC, LLC, dated September 2, 2025
6.22	*	Omnibus Amendment No. 2 to Bridge Loan Documents with Solyco CAC, LLC, dated September 2, 2025
6.23	**	Bridge Loan Offering Documents with Vanessa Luna, dated November 14, 2025
6.24	**	Bridge Loan Offering Documents with Vanessa Luna, dated January 14, 2026
6.25	**	Bridge Loan Offering Documents with Michael Breede, dated January 29, 2026
6.26	**	Bridge Loan Offering Documents with Katinger Family Trust, a Revocable Trust, dated February 2, 2026
6.27	**	Consulting Services Agreement with Aries Capital dated January 26, 2026
6.28	**	Secured Promissory Note with Lendspark Corporation, dated March 13, 2026
6.29	**	Secured Agreement with Lendspark Corporation, dated March 13, 2026
6.30	**	Securities Purchase Agreement with Lendspark Corporation, dated March 13, 2026
6.31	**	Common Stock Purchase Warrant with Lendspark Corporation, dated March 13, 2026
6.32	**	Amendment No. 1 to Securities Purchase Agreement with Lendspark Corporation, dated March 17, 2026

†	Indicates management contract or compensatory plan
*	Previously filed
**	Filed herewith

49

SIGNATURES

Pursuant to the requirements of Regulation A, Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alternative Ballistics Corporation
Dated: April 30, 2026
	By:	/s/ Steven Luna
	Name:	Steven Luna
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

	Name	Title

Dated: April 30, 2026	/s/ Steven Luna	Chief Executive Officer
	Steven Luna	(Principal Executive Officer)

Dated: April 30, 2026	/s/ John Lomoro	Chief Financial Officer
	John Lomoro	(Principal Financial Officer and Principal Accounting Officer)

50